Exhibit 99.1

GOLDMINING INC.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

AND MANAGEMENT INFORMATION CIRCULAR

Date and Time:	May 19, 2022, at 12:00 p.m. (Vancouver time)

Place:	1000 - 925 West Georgia Street Vancouver, British Columbia, V6C 3L2 Canada
March 23, 2022

GOLDMINING INC.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 19, 2022

TO:	The Shareholders of GoldMining Inc.

NOTICE IS HEREBY GIVEN that the annual general and special meeting of Shareholders of GoldMining Inc. (the "Corporation") will be held at 1000 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2, Canada, on Thursday, May 19, 2022, at 12:00 p.m. (Vancouver time) (the "Meeting") for the following purposes:

1.	Financial Statements: to receive the financial statements of the Corporation for its last financial year, together with the report of the auditors thereon;

2.	Election of Directors: to elect directors of the Corporation for the ensuing year as set forth in the Corporation's Management Information Circular relating to the Meeting (the "Circular");

3.	Appointment of Auditors: to appoint PricewaterhouseCoopers LLP as auditors of the Corporation for the ensuing year and to authorize the directors to fix their remuneration;

4.

Approval of Unallocated Options under the Stock Option Plan:  to consider and, if thought appropriate, approve an ordinary resolution to approve all unallocated options issuable pursuant to the stock option plan of the Corporation and to ratify certain previous grants of options thereunder, as more particularly described in the Corporation's Circular;

5.

Approval of Amendments to the Stock Option Plan: to consider and, if thought appropriate, approve an ordinary resolution to approve certain amendments to the stock option plan of the Corporation as more particularly described in the Corporation's Circular; and

6.	Other Business: to transact such other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

Pursuant to an exemption obtained by the Corporation under the Canada Business Corporations Act (the "CBCA"), the Corporation is using notice-and-access to provide shareholders with electronic access to the Notice of Meeting, Circular, audited annual financial statements of the Corporation for the year ended November 30, 2021 and the accompanying management's discussion and analysis (collectively, the "Meeting Materials"), instead of mailing paper copies. The Meeting Materials are available on the Corporation's website at www.goldmining.com and under the Corporation's profile on www.sedar.com. The use of the notice-and-access provisions reduces costs to the Corporation.

To request a paper copy of the Meeting Materials by mail or to receive additional information about notice-and-access, please call the Corporation toll free at 1-855-630-1001 (extension 409). There is no cost to you for requesting a paper copy of the Meeting Materials. Any Shareholder wishing to request a paper copy of the Meeting Materials should do so by 4:00 p.m. (Vancouver time) on May 5, 2022, in order to receive and review the Meeting Materials and submit their vote by 12:00 p.m. on May 17, 2022, as set out in the proxy or voting instruction form accompanying this Notice. Please retain the proxy or voting instruction form accompanying this Notice as another will not be sent.

i

The Corporation's board of directors have fixed March 22, 2022, as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment(s) or postponement(s) thereof. Each Registered Shareholder at the close of business on that date is entitled to such notice and to vote at the Meeting in the circumstances set out in the Circular.

Registered Shareholders are entitled to vote at the Meeting in person or by proxy. Registered Shareholders who are unable to attend the Meeting, or any adjournment(s) or postponement(s) thereof, are requested to complete, sign, date and return the proxy accompanying this Notice in accordance with the instructions set out therein and in the Circular. A proxy will not be valid unless it is received by Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 by 12:00 p.m. (Vancouver time) on May 17, 2022, or not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting or any adjournment(s) or postponement(s) thereof. The Chairman of the Meeting has the discretion to accept proxies received after that time.

Non-registered Shareholders who received a voting instruction form accompanying this Notice through a broker or other intermediary must deliver the voting instruction form in accordance with the instructions provided by such intermediary. Failure to do so may result in your shares not being eligible to be voted by proxy at the Meeting. Non-registered Shareholders must make additional arrangements through such intermediary to vote in person at the Meeting.

The Corporation is continuing to monitor the potential impact of the coronavirus (COVID-19) on the upcoming Meeting and may decide to forego the physical Meeting in favor of a virtual-only Meeting or some other alternative depending on the situation. In such event, shareholders will be notified by press release or other means with additional details as soon as reasonably practicable.

Shareholders are reminded to review the Meeting Materials prior to voting.

DATED at Vancouver, British Columbia, this 23rd day of March, 2022.

BY ORDER OF THE BOARD OF DIRECTORS OF

GOLDMINING INC.

/s/ Amir Adnani
Amir Adnani, Chairman

ii

Table of Contents

VOTING INFORMATION	3

Solicitation of Proxies	3
Record Date	4
Quorum and Approval	4
Appointment of Proxyholders	4
Revocability of Proxy	4
Voting of Common Shares and Proxies and Exercise of Discretion by Designated Persons	5
Voting by Non-Registered Holders	5

UNITED STATES SHAREHOLDERS	7

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF	7

RECEIPT OF FINANCIAL STATEMENTS	7

ELECTION OF DIRECTORS	8

Corporate Cease Trade Orders or Bankruptcies	10

APPOINTMENT OF AUDITORS	11

APPROVAL OF UNALLOCATED OPTIONS UNDER STOCK OPTION PLAN	11

APPROVAL OF THIRD AMENDED AND RESTATED STOCK OPTION PLAN	13

STATEMENT OF EXECUTIVE COMPENSATION	14

Compensation Discussion and Analysis	14
Elements of Compensation	14
Risk Management	15
Executive Compensation Clawback Policy	15
Anti-Hedging and Anti-Pledging Policy	16
Compensation Governance	16
Gold Royalty Corp.	16
Summary Compensation Table	18
Performance Graph	19
Outstanding Share-based Awards and Option-based Awards for NEOs	20
Incentive Plan Awards – Value Vested or Earned During the Year for NEOs	21
Pension Plan Benefits	22
Termination and Change of Control Benefits	22
Consulting Agreement with AC Still Management Inc.	22
Director Compensation	22
Outstanding Share-based Awards and Option-based Awards for Directors	23
Incentive Plan Awards – Value Vested or Earned During the Year for Directors	24

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	25

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	29

MANAGEMENT CONTRACTS	29

CORPORATE GOVERNANCE	30

Audit Committee	30
Board of Directors	30
Board Mandate	33
Position Descriptions	33
Orientation and Continuing Education	33

Ethical Business Conduct	34
Nomination of Directors	34
Compensation	35
Other Committees of the Board of Directors	35
Assessments	35
Board Renewal	36
Diversity	36
Majority Voting Policy	37

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	37

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	37

REGISTRAR AND TRANSFER AGENT	38

OTHER BUSINESS	38

ADDITIONAL INFORMATION	38

SHAREHOLDER PROPOSALS	38

SHAREHOLDER NOMINATIONS	38

APPROVAL OF CIRCULAR	38

SCHEDULE "A"	A-1

GOLDMINING INC.

MANAGEMENT INFORMATION CIRCULAR

March 23, 2022

This Management Information Circular ("Circular") is being furnished to holders ("Shareholders") of common shares in the capital of GoldMining Inc. (the "Corporation") in connection with the solicitation of proxies by the board of directors and management of the Corporation for use at the annual general and special meeting to be held at 12:00 p.m. (Vancouver time) on Thursday, May 19, 2022, at 1000 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2, Canada, and any adjournment(s) or postponement(s) thereof (the "Meeting") for the purposes set forth in the Notice of Meeting dated March 23, 2022 (the "Notice of Meeting"), which accompanies and is part of this Circular.

Pursuant to exemptions obtained by the Corporation under the Canada Business Corporations Act (the "CBCA"), the Corporation is using notice-and-access to provide Shareholders with electronic access to the Notice of Meeting, Circular, audited annual financial statements of the Corporation for the year ended November 30, 2021 and the accompanying management's discussion and analysis (collectively, the "Meeting Materials") pursuant to National Instrument 51-102 Continuous Disclosure Obligations ("National Instrument 51-102") and National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer ("National Instrument 54-101") of the Canadian Securities Administrators. Pursuant to notice-and-access provisions, registered and non-registered holders of common shares will be sent a notice package explaining how to access the Meeting Materials and containing a form of proxy or voting instruction form, as applicable and in each case with a supplemental mail list return form for Shareholders to request they be included in the Corporation's supplementary mailing list for receipt of the Corporation's annual and interim financial statements for the 2022 financial year. The Meeting Materials are available on the Corporation's website at www.goldmining.com and under the Corporation's profile on www.sedar.com. Shareholders may contact the Corporation to request a paper copy of the Meeting Materials toll free at 1-855-630-1001 (extension 409).

The information contained in this Circular is given as of March 23, 2022, unless otherwise indicated. All dollar amounts set forth in this Circular are expressed in Canadian dollars, unless otherwise indicated.

VOTING INFORMATION

Solicitation of Proxies

The solicitation of proxies by management of the Corporation will be conducted by mail, using notice-and-access provisions, and may be supplemented by telephone or other personal contact, and such solicitation will be made without special compensation granted to the directors, officers and employees of the Corporation. The Corporation does not reimburse Shareholders, nominees or agents for costs incurred in obtaining, from the principals of such persons, authorization to execute forms of proxy, except that the Corporation has requested brokers and nominees who hold stock in their respective names to furnish this Circular and related proxy materials to their customers, and the Corporation will reimburse such brokers and nominees for their related out of pocket expenses. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Corporation.

No person has been authorized to give any information or to make any representation other than as contained in this Circular in connection with the solicitation of proxies. If given or made, such information or representations must not be relied upon as having been authorized by the Corporation. The delivery of this Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Circular. This Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized, in which the person making such solicitation is not qualified to do so, or to anyone to whom it is unlawful to make such an offer of solicitation.

Record Date

The board of directors of the Corporation has set the close of business on March 22, 2022, as the record date (the "Record Date") for determining which Shareholders of the Corporation shall be entitled to receive notice of and to vote at the Meeting. Only Shareholders of record ("Registered Shareholders") as of the Record Date are entitled to receive notice of and to vote at the Meeting.

Quorum and Approval

A quorum of Shareholders is required to transact business at the Meeting. Under the Corporation's By-Laws, a quorum is two or more persons present and holding or representing by proxy not less than five percent (5%) of the total number of issued common shares of the Corporation having voting rights at the meeting. We require a simple majority (50% plus 1) of the votes cast at the Meeting to approve all items of business, unless otherwise stated.

Appointment of Proxyholders

Registered Shareholders are entitled to vote at the Meeting. A Shareholder is entitled to one vote for each common share that such Shareholder held on March 22, 2022, on the resolutions to be voted upon at the Meeting and any other matter to come before the Meeting.

The persons named as proxyholders (the "Designated Persons") in the enclosed form of proxy are directors and/or officers of the Corporation.

A Shareholder has the right to appoint a person or corporation (who need not be a Shareholder) to attend and act for or on behalf of that Shareholder at the Meeting, other than the Designated Persons named in the enclosed form of proxy. A Shareholder may exercise this right by striking out the printed names and inserting the name of such other person and, if desired, an alternate to such person, in the blank space provided in the form of proxy. In order to be voted, the completed form of proxy must be received by the Corporation, by mail or by hand, to the attention of Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, by 12:00 p.m. (Vancouver time) on May 17, 2022, or not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting or any adjournment(s) or postponement(s) thereof. The time limit for the deposit of proxies may be waived by the board of directors at its discretion without notice.

A proxy may not be valid unless it is dated and signed by the Shareholder who is giving it or by that Shareholder's attorney-in-fact duly authorized by that Shareholder in writing or, in the case of a corporation, dated and executed by a duly authorized officer, or attorney-in-fact, for the corporation. If a form of proxy is executed by an attorney-in-fact for an individual Shareholder or joint Shareholders, or by an officer or attorney-in-fact for a corporate Shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarially certified copy thereof, should accompany the form of proxy.

Revocability of Proxy

Any Registered Shareholder who has returned a form of proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a form of proxy may be revoked by instrument in writing, including a form of proxy bearing a later date, executed by the Registered Shareholder or by his or her attorney duly authorized in writing or, if the Registered Shareholder is a corporation, under its corporate seal or by a duly authorized officer or attorney thereof. The instrument revoking the form of proxy must be deposited at the same address where the original form of proxy was delivered at any time up to and including the last business day preceding the date of the Meeting, or any adjournment(s) thereof, or with the Chairman of the Meeting on the date of the Meeting but prior to the commencement of the Meeting. A Shareholder who has submitted a form of proxy may also revoke it by attending the Meeting in person (or, if the Shareholder is a corporation, by a duly authorized representative of the corporation attending the Meeting) and registering with the scrutineer thereat as a Registered Shareholder present in person, whereupon such form of proxy shall be deemed to have been revoked. A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

Voting of Common Shares and Proxies and Exercise of Discretion by Designated Persons

A Shareholder may indicate the manner in which the Designated Persons are to vote with respect to a matter to be voted upon at the Meeting by marking the appropriate space on the form of proxy. If the instructions as to voting indicated in the proxy are certain, the common shares represented by the form of proxy will be voted or withheld from voting in accordance with the instructions given in the form of proxy. If the Shareholder specifies a choice in the form of proxy with respect to a matter to be acted upon, then the common shares represented will be voted or withheld from the vote on that matter accordingly. The common shares represented by a form of proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for, and, if the Shareholder specifies a choice with respect to any matter to be acted upon, the common shares will be voted accordingly.

If no choice is specified in the form of proxy with respect to a matter to be acted upon, the form of proxy confers discretionary authority with respect to that matter upon the Designated Persons named in the form of proxy. It is intended that the Designated Persons will vote the common shares represented by the form of proxy in favour of each matter identified in the form of proxy, including the vote for the election of the nominee(s) to the board of directors and for the appointment of the independent auditors of the Corporation.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to other matters which may properly come before the Meeting, including any amendments or variations to any matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. At the date of this Circular, management of the Corporation is not aware of any such amendments, variations, or other matters to come before the Meeting.

In the case of abstentions from, or withholding of, the voting of the common shares on any matter, the common shares that are the subject of the abstention or withholding will be counted for the determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

Voting by Non-Registered Holders

Only Registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most Shareholders are "non-registered" Shareholders because the common shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the common shares. More particularly, a person is not a Registered Shareholder in respect of common shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the common shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators or self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as CDS Clearing and Depositary Services Inc.) of which the Intermediary is a participant. In accordance with the requirements set out in National Instrument 54-101, the Corporation has distributed copies of the Meeting Materials and form of proxy to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders and has posted the Meeting Materials on the Corporation's website at www.goldmining.com and under the Corporation's profile at www.sedar.com.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of common shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with the Corporation as provided above; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one-page pre-printed form. Sometimes, instead of a one-page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the common shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management proxyholders named in the form and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

There are two kinds of beneficial owners – those who object to their name being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for Non-Objecting Beneficial Owners). Pursuant to National Instrument 54-101, issuers can obtain a list of their NOBOs from Intermediaries for distribution of proxy-related materials directly to NOBOs. Pursuant to National Instrument 54-101, the Corporation does not intend to pay for Intermediaries to forward the Meeting Materials to Objecting Beneficial Owners. Accordingly, Objecting Beneficial Owners will not receive the Meeting Materials unless the Intermediary holding shares on their behalf assumes the cost of delivery.

These securityholder materials are being sent to both Registered Shareholders and Non-Registered Holders, using notice-and-access provisions. If you are a Non-Registered Holder and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.

UNITED STATES SHAREHOLDERS

This solicitation of proxies and voting instruction forms involves securities of a corporation located in Canada and is being effected in accordance with the corporate and securities laws of the province of British Columbia, Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), are not applicable to the Corporation or this solicitation. Shareholders should be aware that disclosure and proxy solicitation requirements under the securities laws of British Columbia, Canada differ from the disclosure and proxy solicitation requirements under United States securities laws.

The enforcement by shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Corporation is incorporated under the Canada Business Corporations Act, some of its directors and its executive officers are residents of Canada and a substantial portion of its assets and the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign corporation or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign corporation and its officers and directors to subject themselves to a judgment by a United States court.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Corporation's authorized capital consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series. As of the close of business on March 22, 2022, the Corporation had 151,990,054 common shares issued and outstanding and no preferred shares issued and outstanding. The common shares are the only shares entitled to be voted at the Meeting. On a show of hands, every person present and entitled to vote at the Meeting will be entitled to one vote. On a ballot, every person present and entitled to vote will be entitled to one vote for each common share held.

To the knowledge of management of the Corporation, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of all voting rights of the Corporation as of the date hereof.

RECEIPT OF FINANCIAL STATEMENTS

The board of directors will place before the Shareholders at the Meeting, the financial statements of the Corporation, including comparative financial statements, for its last financial year, together with the auditors' report thereon.

ELECTION OF DIRECTORS

The number of directors to be elected at the Meeting is determined from time to time by resolution of the board of directors, such number being not more than twenty and not less than three. The directors have fixed the size of the board of directors at six directors.

The board of directors is recommending six persons (the "Nominees") for election at the Meeting. Each of the six persons whose name appears below is proposed by the board of directors to be nominated for election as a director of the Corporation to serve until the next annual general meeting of the Shareholders or until the director sooner ceases to hold office.

The following table sets forth the names of the Nominees, all offices of the Corporation now held by the Nominees, the Nominees' principal occupations, the period of time for which each Nominee has been a director of the Corporation and the number of common shares of the Corporation, stock options to purchase common shares of the Corporation ("Options") and restricted share rights to acquire common shares of the Corporation ("RSRs"), beneficially owned by the Nominees, directly or indirectly, or over which each Nominee exercises control or direction, as of the date hereof.

Amir Adnani(1) British Columbia, Canada Age: 44 Director since August 18, 2010 Chairman since January 4, 2011 Non-Independent

Mr. Adnani is a founder and serves as the President, Chief Executive Officer, Principal Executive Officer and a director of Uranium Energy Corp., a uranium mining and exploration company listed on the NYSE American, since January 2005. Mr. Adnani also serves as the Chairman and a director of Uranium Royalty Corp. ("URC"). Uranium Energy Corp. currently owns approximately 15.8% of the outstanding shares of URC, which is a uranium royalty company listed on the TSX Venture Exchange and the NASDAQ. In November 2020, Mr. Adnani was appointed as a director of Gold Royalty Corp. ("GRC"), which at the time was a subsidiary of the Corporation. Upon completion of its initial public offering in March 2021, the Corporation continued to own approximately 48.0% of the outstanding shares of GRC and as a result of various shares issued as consideration in connection with acquisitions by GRC, the Corporation currently owns approximately 14.9% of the outstanding shares of GRC. GRC is a gold royalty company listed on the NYSE American.

Other public company board/committee memberships in the past five years:

●         Uranium Energy Corp. (2005 to present)

●         Uranium Royalty Corp. (2019 to present)

●         GRC (2020 to present)

The Corporation's board of directors has reviewed Mr. Adnani's commitments on the board of directors of other publicly traded companies and has determined that, given the intercompany relationships between the Corporation and GRC and also between Uranium Energy Corp. and URC, Mr. Adnani's background and experience in the mining industry and the royalty issuer model of GRC and URC, Mr. Adnani currently has sufficient time to devote to the Corporation's affairs to fulfill his responsibilities as a member of the Corporation's board of directors. In making such determination, the board of directors also considered that Mr. Adnani has attended 100% of all board meetings in the last fiscal year and makes valuable contributions at the board level given his background and experience in mining and his role as a founder of the Corporation.

Securities Held
	Common Shares Options RSRs	6,625,154(2) 2,975,000 Nil

Garnet Dawson(1) British Columbia, Canada Age: 64 Director since May 24, 2018 Non-Independent

Mr. Dawson served as Chief Executive Officer of the Corporation from December 15, 2014 to April 1, 2021. Prior to this, Mr. Dawson held executive and technical roles with several organizations including Brazilian Gold Corporation, EuroZinc Mining Corporation, Battle Mountain Canada Inc., BC Geological Survey and Esso Minerals Canada. Mr. Dawson serves as a director of Freegold Ventures Limited, a mineral exploration company listed on the Toronto Stock Exchange (the "TSX"), since 2011 and served as a director of GRC from June 2020 to February 2022. Mr. Dawson is a registered Professional Geologist with the Association of Professional Engineers and Geoscientists of British Columbia and holds a Bachelor of Science in Geology from the University of Manitoba and a Master of Science in Economic Geology from the University of British Columbia.

Other public company board/committee memberships in the past five years:

●         Freegold Ventures Limited (2011 to present)

●         GRC (2020 to 2022)

●         Bullman Minerals Inc. (2010 to 2017)

Securities Held
	Common Shares Options RSRs	302,111 1,030,000 Nil

David Kong(3)(4) British Columbia, Canada Age: 75 Director since October 29, 2010 Independent

Mr. Kong has served as a director of New Pacific Metals Corp., a mining and exploration company, since November 2010, Uranium Energy Corp., a uranium mining and exploration company, since January 2011 and Silvercorp Metals Inc., a mining company, since November 2011. Mr. Kong was a partner at Ellis Foster, Chartered Accountants from 1981 to 2004, before merging with Ernst & Young LLP in 2005, where he was a partner until 2010.

Other public company board/committee memberships in the past five years:

●         New Pacific Metals Corp. (2010 to present)

●         Uranium Energy Corp. (2011 to present)

●         Silvercorp Metals Inc. (2011 to present)

Securities Held
	Common Shares Options RSRs	51,851 305,000 Nil

Gloria Ballesta(3)(4)(5) Bogotá, Capital District, Colombia Age: 46 Director since August 18, 2010

Ms. Ballesta has served as Chief Executive Officer of Content Mode SAS, a private Colombian company and contact center, since January 2016, and as a director of Uranium Energy Corp., a uranium mining and exploration company, since July 2018. Ms. Ballesta served as a paralegal for Uranium Energy Corp. from May 2010 to December 2012.

Other public company board/committee memberships in the past five years:

●         Uranium Energy Corp. (2018 to present)

Securities Held
Lead Independent Director	Common Shares Options RSRs	24,152 320,000 Nil

Hon. Herb Dhaliwal(3)(4)(5) British Columbia, Canada Age: 69 Director since March 1, 2013

Mr. Dhaliwal has served as the Chief Executive Officer of Dynamic Facility Services Ltd., a private maintenance company servicing government institutions and large corporations since 2004. Mr. Dhaliwal served as a director of East West Petroleum Corp., a public company listed on the TSX Venture Exchange from July 2010 to October 2017.

Other public company board/committee memberships in the past five years:

●         East West Petroleum Corp. (2010 to 2017)

Securities Held
Independent	Common Shares Options RSRs	80,000 210,000 Nil

Mario Bernardo Garnero(5) Sao Paulo, Brazil Age: 56 Director since March 28, 2018 Independent

Mr. Garnero serves as Marketing Director and Superintendent Director of the Brasilinvest Group, a Brazilian business established in 1975 as a private merchant bank. Mr. Garnero also serves as Vice President of Brasilinvest USA, a company which represents the interests of Brasilinvest Group in the United States. Mr. Garnero is also President of Fórum das Américas, a Brazilian company established in 1978 dedicated to important discussions related to the American continent such as sustainable development, human rights and the environment.

Other public company board/committee memberships in the past five years:

●         None

Securities Held
	Common Shares Options RSRs	53,000 300,000 Nil

Notes:

(1)	As non-independent directors, Mr. Adnani and Mr. Dawson do not sit on any committees.
(2)	Includes 1,402,654 common shares held by Amir Adnani Corp. and 150,000 common shares owned by Mr. Adnani's spouse.
(3)	Member of the Audit Committee.
(4)	Member of the Compensation Committee.
(5)	Member of the Nominating and Corporate Governance Committee.

Corporate Cease Trade Orders or Bankruptcies

To the knowledge of the Corporation, no Nominee is or has been, within the past 10 years, a director, chief executive officer or chief financial officer of any corporation (including the Corporation) that:

(a)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the corporation access to any exemption under securities legislation that was in effect for a period of more than thirty (30) consecutive days and was issued while the Nominee was acting in the capacity of director, chief executive officer or chief financial officer of the corporation; or

(b)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant corporation access to any exemption under securities legislation that was issued after the Nominee ceased to be a director, chief executive officer or chief financial officer of the corporation and resulted from an event that occurred while the Nominee was acting in the capacity as director, chief executive officer or chief financial officer of the corporation.

To the knowledge of the Corporation, no Nominee:

(a)

is, as at the date hereof, or has been within 10 years before the date of this Circular, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

APPOINTMENT OF AUDITORS

Management of the Corporation will recommend at the Meeting that Shareholders appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants ("PricewaterhouseCoopers LLP"), as auditors of the Corporation until the next annual meeting of Shareholders and to authorize the directors to fix their remuneration. PricewaterhouseCoopers LLP was first appointed as auditor of the Corporation on August 30, 2019.

APPROVAL OF UNALLOCATED OPTIONS UNDER STOCK OPTION PLAN

The board of directors of the Corporation first implemented the stock option plan on January 28, 2011, as amended and restated on October 30, 2012, October 11, 2013, October 18, 2016 and April 5, 2019 (the "Option Plan"). The Option Plan was originally adopted by the Shareholders of the Corporation on August 31, 2011 and most recently, was ratified and approved by the Shareholders on May 23, 2019. Subject to obtaining (i) Shareholder approval at the Meeting; and (ii) TSX acceptance, on March 14, 2022, the board of directors of the Corporation adopted certain amendments to the Option Plan. For further information, please refer to the section entitled "Approval of Third Amended and Restated Stock Option Plan".

The Option Plan is a rolling plan. In accordance with the policies of the TSX, including Section 613 of the TSX Company Manual, all unallocated options, rights and other entitlements under a security based compensation arrangement, which does not have a fixed maximum number of securities issuable must be approved by the Corporation's Shareholders every three years.

Amendments to the Option Plan were last approved by the Shareholders at the Corporation's annual and special general meeting on May 23, 2019. Shareholder approval for unallocated options under the Option Plan was not sought at that time, and accordingly, Shareholder approval for the Option Plan expired on June 19, 2021, being three years from the date the Corporation was listed on the TSX. At the Meeting, an ordinary resolution will be placed before the Shareholders to approve the unallocated Options issuable pursuant to the Option Plan and to ratify certain previous grants of Options thereunder made since June 19, 2021 (the "Unallocated Options Resolution"). This approval will be effective for three years from the date of the Meeting. If approval is not obtained at the Meeting, all Options that are unallocated and available for grant under the Option Plan, will be cancelled as of June 19, 2021, and all Options that are outstanding, allocated and unexercised under the Option Plan as of June 19, 2021, will not be available for re-allocation if they are subsequently exercised, cancelled or expired. If approval is not obtained at the Meeting, Options may be granted by the Corporation, provided that such Options cannot be exercised until such time as they have been ratified by the Shareholders of the Corporation. Options that are outstanding, allocated and unexercised under the Option Plan as of June 19, 2021 will remain in effect regardless of the outcome of the vote.

At the Meeting, the Corporation is seeking shareholder ratification of certain prior grants of Options made on August 25, 2021, November 11, 2021, November 24, 2021, December 7, 2021, January 17, 2022, January 18, 2022 and March 21, 2022 under the Option Plan (the "Prior Grants"), as set forth in the table below.

Grant Date	Participant	Number of Options Granted(1)	Exercise Price	Expiry Date
Officers
11-Nov-2021	AC Still Management Inc.	175,000	$1.83	11-Nov-2026
11-Nov-2021	Patrick Obara	150,000	$1.83	11-Nov-2026
11-Nov-2021	Paulo Valle Pereira Neto	100,000	$1.83	11-Nov-2026
Directors
11-Nov-2021	Amir Adnani	750,000	$1.83	11-Nov-2026
11-Nov-2021	David Kong	75,000	$1.83	11-Nov-2026

Grant Date	Participant	Number of Options Granted(1)	Exercise Price	Expiry Date
11-Nov-2021	Gloria Ballesta	75,000	$1.83	11-Nov-2026
11-Nov-2021	Mario Bernardo Garnero	75,000	$1.83	11-Nov-2026
11-Nov-2021	Herb Dhaliwal	75,000	$1.83	11-Nov-2026
11-Nov-2021	Garnet Dawson	75,000	$1.83	11-Nov-2026
Other Participants
25-Aug-2021	Non-executive employees and consultants (27 persons)	100,000	$1.52	25-Aug-2026
11-Nov-2021		975,000	$1.83	11-Nov-2026
24-Nov-2021		140,000	$1.84	24-Nov-2026
07-Dec-2021		25,000	$1.57	07-Dec-2026
17-Jan-2022		18,945	$1.98	17-Jan-2027
18-Jan-2022		50,000	$2.01	18-Jan-2027
21-Mar-2022		100,000	$2.25	21-Mar-2027

Note:

(1)

Comprised of an aggregate of 2,890,000 Options vesting as to 25% immediately and on each day which is 6, 12 and 18 months from the date of grant, 18,945 Options vesting as to one-third on each day which is 6, 12 and 18 months from the date of grant and 50,000 Options vesting as to 50% immediately and 50% on the date that is 3 months from the date of grant.

Pursuant to the terms of the Option Plan, the Corporation may grant Options pursuant to which common shares may be purchased by directors, officers, employees or consultants of the Corporation or any of its subsidiaries and employees of a person or company which provides management services to the Corporation or any of its subsidiaries up to a maximum of 10% of the issued and outstanding common shares in the capital of the Corporation. As of the date hereof, the Corporation had 152,152,454 common shares outstanding and may issue up to a maximum of 15,215,245 common shares pursuant to the Option Plan. As of the date hereof, 11,902,575 Options are outstanding allocated and unexercised under the Option Plan, representing 7.8% of the outstanding common shares of the Corporation and 3,312,670 Options are unallocated and available for grant under the Option Plan, representing 2.2% of the outstanding common shares of the Corporation. For information in respect of the Option Plan, please refer to the section entitled "Securities Authorized for Issuance Under Equity Compensation Plans".

The complete text of the Unallocated Options Resolution to be considered at the Meeting for approval, confirmation and adoption with or without variation, is substantially as follows:

"BE IT RESOLVED as an ordinary resolution that:

1.	all unallocated Options issuable pursuant to the Option Plan of the Corporation, be and are hereby approved and authorized;

2.

the Corporation is authorized to continue granting Options pursuant to the Option Plan until May 19, 2025, which is the date that is three years from the date of the Shareholder meeting at which Shareholder approval for the unallocated Options is being sought;

3.	The Prior Grants, as described in the Circular, be and are hereby ratified and approved; and

4.

any one director or officer of the Corporation be, and is hereby, authorized and directed to do all such acts and things and to execute and deliver under the corporate seal of the Corporation or otherwise all such deeds, documents, instruments and assurances as in his or her opinion may be necessary or desirable to give effect to the foregoing resolutions."

The board of directors recommends that Shareholders vote IN FAVOUR of the Unallocated Options Resolution. Unless otherwise directed, it is the intention of the persons designated in the accompanying form of proxy to vote FOR the Unallocated Options Resolution. In order to be effective, the ordinary resolution must be passed by a majority of votes cast at the Meeting.

The Option Plan contains prescribed limits on participation by insiders of the Corporation. Accordingly, any Shareholder who is an insider and who may receive Options under the Option Plan may also vote on the Unallocated Options Resolution.

APPROVAL OF THIRD AMENDED AND RESTATED STOCK OPTION PLAN

The board of directors of the Corporation first implemented the Option Plan on January 28, 2011, as amended and restated on October 30, 2012, October 11, 2013, October 18, 2016 and April 5, 2019. The Option Plan was originally adopted by the Shareholders of the Corporation on August 31, 2011 and most recently, was ratified and approved by the Shareholders on May 23, 2019. Subject to obtaining (i) Shareholder approval at the Meeting; and (ii) TSX acceptance, on March 14, 2022, the board of directors of the Corporation adopted certain amendments to the Option Plan (as amended and restated, the "Third Amended and Restated Stock Option Plan"). At the Meeting, Shareholders will be asked to consider and, if thought appropriate, approve an ordinary resolution ratifying, affirming and approving the Third Amended and Restated Stock Option Plan (the "Option Plan Amendments Resolution") in or substantially in the form presented to the directors and attached hereto as Schedule "A".

The Third Amended and Restated Option Plan amends and restates the Option Plan by:

1.

requiring Shareholder approval to reduce the exercise price of an Option. The Option Plan continues to require disinterested Shareholder approval to reduce the exercise price of an Option held by an insider of the Corporation (see section 7.2);

2.	updating the vesting provisions upon a "Change of Control" from a single trigger provision to a double trigger provision (see section 15.3);

3.

adding non-employee director participation limits to provide that the maximum equity value which may be granted by the Corporation in any fiscal year to each non-employee director under the Option Plan, together with all of the Corporation's other previously established or proposed share compensation arrangements, may not exceed $150,000 in value calculated using the grant date fair value of such awards for financial reporting purposes, of which the value of Options may not exceed $100,000 per non-employee director (see section 4.3);

4.	adding clawback provisions (see section 15.4); and

5.	amending the definition of "market price" to bring it in line with the current rules and policies of the TSX (see section 7.1).

The complete text of the Option Plan Amendments Resolution to be considered at the Meeting for approval, confirmation and adoption with or without variation, is substantially as follows:

"BE IT RESOLVED as an ordinary resolution that:

1.	the amended and restated stock option plan of the Corporation, as described in and attached as Schedule "A" to the Circular, be, and is hereby, ratified, affirmed and approved; and

2.

any one director or officer of the Corporation be, and is hereby, authorized and directed to do all such acts and things and to execute and deliver under the corporate seal of the Corporation or otherwise all such deeds, documents, instruments and assurances as in his or her opinion may be necessary or desirable to give effect to the foregoing resolutions."

The board of directors recommends that Shareholders vote IN FAVOUR of the Option Plan Amendments Resolution. Unless otherwise directed, it is the intention of the persons designated in the accompanying form of proxy to vote FOR the Option Plan Amendments Resolution. In order to be effective, the ordinary resolution must be passed by a majority of votes cast at the Meeting.

STATEMENT OF EXECUTIVE COMPENSATION

The following information is presented in accordance with National Instrument 51-102 and Form 51-102F6 – Statement of Executive Compensation, and sets forth the annual compensation for services in all capacities to the Corporation and its subsidiaries in respect of the individuals comprised of the Chief Executive Officer, the Chief Financial Officer and the other executive officers, including its subsidiaries, whose individual total compensation for the most recently completed financial year exceeded $150,000, and any individual who would have satisfied these criteria but for the fact that the individual was not serving as our officer or an officer of any of our subsidiaries at the end of the most recently completed financial year (together, the "Named Executive Officers" or "NEOs").

Compensation Discussion and Analysis

The goal of the Corporation's executive compensation philosophy is to attract, motivate, retain and reward an energetic, goal driven, highly qualified and experienced management team and to encourage them to meet and exceed performance expectations within a calculated risk framework. The Compensation Committee periodically reviews the adequacy and form of compensation to ensure it realistically reflects the responsibilities and risks involved in being an effective director or officer and that compensation allows the Corporation to attract qualified candidates.

Elements of Compensation

The compensation program is designed to reward each executive based on individual, business and corporate performance and is also designed to incent such executives to drive the organization's short and long-term growth in a sustainable and prudent manner.

The following key principles guide the Corporation's overall compensation philosophy:

●	compensation is designed to align executives to the critical business issues facing the Corporation;
●	compensation is fair and reasonable to Shareholders and is set with reference to the local market;
●	the compensation design supports and rewards executives for entrepreneurial and innovative efforts and results;
●	an appropriate portion of total compensation is equity-based, aligning the interests of executives with Shareholders; and
●	compensation is transparent to the board of directors, executives and Shareholders.

The Corporation does not assess its compensation through benchmarks or peer groups at this time. When reviewing the compensation of executive officers, the Compensation Committee considers the following objectives:

●	to engage individuals critical to the growth and success of the Corporation;
●	to reward performance of individuals by recognizing their contributions to the Corporation's growth and achievements; and
●	to compensate individuals based on performance.

For executive officers who are offered compensation, such compensation is primarily comprised of a base salary, bonus, restricted share rights and Options to purchase common shares.

Salary: For executive officers who are offered compensation, the base salary is the foundation of such compensation and is intended to compensate competitively. The desire is for base salary to be high enough to secure talented, qualified and effective personnel which, when coupled with performance based compensation, provides for a direct correlation between individual accomplishment and the success of the Corporation as a whole. Salaries are fixed and therefore not subject to uncertainty and are used as the base to determine other elements of compensation.

Bonus: Annual bonuses are a variable component of total cash compensation, designed to reward executives for individual achievements and maximizing annual operating performance, including in relation to the Corporation's acquisition and growth initiatives. Annual bonuses (if any) are discretionary and are to incentivize management during the year to take actions and make decisions within their control, and, as a result, the performance criteria do not include matters outside of the control of management, most notably commodity pricing.

Options: The Option Plan is a variable and discretionary component of compensation that provides that the board of directors may from time to time, in its discretion, grant Options to directors, officers, employees and consultants of the Corporation or any of its subsidiaries and employees of a person or company which provides management services to the Corporation or any of its subsidiaries. Grants of Options seek to align the interests of management with the interests of the Corporation's Shareholders through the possible increase in the price of the common shares of the Corporation over time. For information in respect of the Option Plan, please refer to the section entitled "Securities Authorized for Issuance Under Equity Compensation Plans".

RSRs: The restricted share plan of the Corporation (the "Restricted Share Plan") is a variable and discretionary component of compensation that provides that the board of directors may from time to time, in its discretion, grant RSRs to directors, senior officers, employees and consultants of the Corporation and its subsidiaries for accretively growing the Corporation and increasing the value of the Shares. Awards of RSRs seek to align the interests of management with the interests of the Corporation's Shareholders through the possible increase in the price of the Shares over time. For information in respect of the Restricted Share Plan, please refer to the section entitled "Securities Authorized for Issuance Under Equity Compensation Plans".

The Compensation Committee makes recommendations to the board of directors regarding the periodic grant of Options and RSRs to key employees and executive officers. The Compensation Committee makes those recommendations on a discretionary basis, given the size of the Corporation, based on individual performance, positions held within the Corporation and the overall performance of the Corporation. The Compensation Committee takes into consideration previous grants when it considers new grants of Options and RSRs to key employees and executive officers of the Corporation. The board of directors relies solely on the recommendation of the Compensation Committee regarding the periodic grant of Options and RSRs to key employees and executive officers.

Risk Management

The Corporation has taken steps to ensure its executive compensation program does not incent inappropriate risks. Some of the risk management initiatives currently employed by the Corporation are as follows:

●	appointing a Compensation Committee comprised entirely of independent directors to oversee the executive compensation program;
●	use of discretion in adjusting any bonus payments up or down as the Compensation Committee deems appropriate and recommends; and
●

the adoption of a clawback policy which allows certain incentive compensation paid by the Corporation to an executive to be clawed back if such compensation was based on the achievement of financial results that were a result of erroneous data or material noncompliance of the Corporation with any financial reporting requirements.

Executive Compensation Clawback Policy

The Corporation has adopted a clawback policy (the "Clawback Policy"). The Clawback Policy provides that incentive compensation paid by the Corporation to an executive may be clawed back if such compensation was predicated upon the achievement of financial results that were the product of erroneous data or material noncompliance of the Corporation with any financial reporting requirement which subsequently requires the Corporation to prepare a financial restatement. The clawback period is limited to the three-year period preceding the date on which the Corporation is required to prepare the accounting restatement. In the event that the board of directors determines that an executive has engaged in fraud or has otherwise intentionally violated the Corporation's rules or applicable law which contributed to a restatement, the board of directors may claw back 100% of such executive's incentive compensation. The Clawback Policy is available on the Corporation's website at www.goldmining.com.

Anti-Hedging and Anti-Pledging Policy

The Corporation has adopted an anti-hedging and anti-pledging policy (the "Anti-Hedging and Anti-Pledging Policy"). The Anti-Hedging and Anti-Pledging Policy provides that, unless otherwise previously approved by the Nominating and Corporate Governance Committee, no director, officer or employee of the Corporation or its subsidiaries or, to the extent practicable, any other person (or their associates) in a special relationship (within the meaning of applicable securities laws) with the Corporation, may, at any time: (i) purchase financial instruments, including prepaid variable forward contracts, instruments for the short sale or purchase or sale of call or put options, equity swaps, collars, or units of exchangeable funds that are based on fluctuations of the Corporation's debt or equity instruments and that are designed to or that may reasonably be expected to have the effect of hedging or offsetting a decrease in the market value of any securities of the Corporation; or (ii) purchase the Corporation's securities on a margin or otherwise pledge the Corporation's securities as collateral for a loan. Any violation of the Anti-Hedging and Anti-Pledging Policy will be regarded as a serious offence. The Anti-Hedging and Anti-Pledging Policy is available on the Corporation's website at www.goldmining.com.

Compensation Governance

The Compensation Committee is comprised of Mr. Kong, Ms. Ballesta and Mr. Dhaliwal. Each member of the Compensation Committee is considered independent pursuant to National Instrument 52-110 – Audit Committees ("National Instrument 52-110") and the NYSE American corporate governance standards (the "NYSE American Governance Rules"). Mr. Kong is the Chair of the Compensation Committee.

The Compensation Committee operates under a written charter. Among other things, the Compensation Committee has the responsibility of assessing the performance of the Chief Executive Officer, evaluating the Chief Executive Officer's contribution to our overall success and recommending to the board of directors the Chief Executive Officer's level of compensation. It is also responsible for reviewing and approving the compensation of other key executive officers including salary, bonus, incentive and other compensation levels. For further information relating to the Compensation Committee's responsibilities and the policies and practices used to determine compensation for our directors and executive officers, see the sections of this Circular entitled "Statement of Executive Compensation – Compensation Discussion and Analysis" and "Corporate Governance – Compensation".

All members of the Compensation Committee have experience in compensation matters, either as members of compensation committees of other public companies and/or from having served as senior executives with significant responsibility for or involvement in compensation matters. For further information, see the profiles of our directors under the section entitled "Election of Directors".

Gold Royalty Corp.

In June 2020, the Corporation announced the launch of GRC, a gold royalty company, which was a subsidiary of the Corporation until the completion of its initial public offering and listing on the NYSE American in March 2021. In connection with the launch of its business, GRC adopted an equity incentive plan (the "GRC Plan"), which provided for equity incentive awards including, among others, restricted share awards.

In October 2020, in recognition of past service and to incentivize the execution of GRC's business plan, the growth of GRC and the completion of GRC's initial public offering, GRC awarded restricted share awards consisting of 1,500,000 performance based restricted common shares under the GRC Plan (the "Restricted GRC Shares") to certain of GRC's and certain of the Corporation's executive officers and directors. Such grants were reviewed and approved by the Corporation's Compensation Committee. Such Restricted GRC Shares are subject to restrictions that, among other things, prohibit the transfer thereof until certain performance conditions are met. In addition, if such conditions are not met within applicable periods, the Restricted GRC Shares will be deemed forfeited and surrendered by the holder thereof to GRC without the requirement of any further consideration as follows:

(1)

with respect to one-third of the restricted shares awarded to the holder, if GRC's initial public offering or any liquidity event (being any liquidation, dissolution or winding-up of GRC or distribution of all or substantially all of GRC's assets among shareholders or a change of control transaction) occurs that values GRC at a minimum of US$50 million. This condition was satisfied on completion of the offering;

(2)	with respect to one-third of the restricted shares awarded to the holder, if GRC receives US$1 million of royalty payments under any of GRC's royalty interests prior to October 19, 2023; and

(3)

with respect to one-third of the restricted shares awarded to the holder, if the holder continues to be a director, officer or employee of GRC or a related entity for a period of one year after the offering is completed. This condition was satisfied on March 11, 2022.

The performance based conditions in (1) and (3) above were satisfied on completion of GRC's initial public offering and on March 11, 2022, respectively and therefore, the portion of Restricted GRC Shares referenced in (1) and (3) are no longer subject to such restrictions.

In October 2020, GRC issued 1,000,000, 50,000 and 50,000 Restricted GRC Shares to Mr. Adnani, Mr. Dawson and Mr. Obara, respectively.

As of the date hereof, performance based conditions have been satisfied for 666,666, 33,332 and 33,332 Restricted GRC Shares held by Mr. Adnani, Mr. Dawson and Mr. Obara, respectively. As of the date hereof, 333,334, 16,668 and 16,668 Restricted GRC Shares held by Mr. Adnani, Mr. Dawson and Mr. Obara, respectively, remain subject to the performance based condition in (2) above.

Adjustments. In the event of certain corporate events and transactions affecting GRC, including a subdivision or consolidation of common shares, payment of a share dividend, change in capitalization of GRC, amalgamation, combination, merger or reorganization of GRC, the board of directors may make equitable adjustments in number of the common share subject to outstanding awards and the exercise price of outstanding options and may provide for immediate exercise of outstanding awards if it deems it appropriate.

Liquidity Event. In the event of a liquidity event of GRC, the GRC board of directors may determine the treatment of outstanding options in its sole discretion, including providing for conversion into common shares or options, other rights or other securities, accelerated vesting, cash-out or cancellation.

Amendment. GRC's board of directors may, without notice, amend the GRC Plan at any time in its sole discretion; provided that, no such amendment shall have any adverse effect with respect to all awards outstanding at the date of such amendment without the prior consent of the awardees holding awards that represent at least a majority of the common shares that are subject to the then outstanding awards. If any such amendment impairs an individual awardee's rights or increases an awardee's obligations under such award or creates or increases an awardee's income tax liability with respect to an award, in each case, in a manner that would materially and adversely affect such awardee disproportionately more than any other awardee, such amendment shall also be subject to such awardee's consent.

Summary Compensation Table

The following table sets forth all compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, by the Corporation to each NEO, in any capacity, for the three most recently completed financial years.

Non-equity Incentive Plan Compensation ($)
Name and Principal Position	Year	Salary ($)	Share-based Awards(1) ($)	Option-based Awards(2) ($)	Annual Incentive Plans	All Other Compensation ($)	Total Compensation ($)
Alastair Still(3) Chief Executive Officer and former Executive Vice President, Chief Development Officer	2021 2020 2019	143,750 33,333 -	91,500(4) 143,000(5) -	127,146 212,228 -	- - -	- - -	362,396 388,561 -
Pat Obara(6) Secretary, Chief Financial Officer and former Director	2021 2020 2019	36,000 29,700 36,000	- 5,266(8) 47,954(10)	108,982 118,645 82,189	- 35,000(9) -	2,880(7) 2,880(7) 2,880(7)	147,862 191,491 169,023
Paulo Valle Pereira Neto President	2021 2020 2019	66,952 55,634 77,882	- - 39,024(10)	72,655 53,930 32,876	- 10,000(9) -	- - 7,788(7)	139,607 119,564 149,782
Garnet Dawson(11) Director and former Chief Executive Officer	2021 2020 2019	61,667 145,069 165,000	- 5,266(8) 58,158(10)	54,491 183,361 94,974	- 35,000(9) -	5,200(12) - -	121,358 368,696 318,133

Notes:

(1)	The "Share-based awards" consist of RSRs and Restricted GRC Shares.
(2)

The Black-Scholes option valuation model has been used to determine the fair value on the date of grant. The Black-Scholes option valuation is determined using the expected life of the stock option, expected volatility of the common share price, expected dividend yield and risk free interest rate. The Black-Scholes pricing model was used to estimate the fair value as it is the most accepted methodology. The following inputs were used by the Corporation in the Black-Scholes pricing model to value Options granted on November 11, 2021: a risk free interest rate of 1.09%; expected life of 2.87 years; and annualized volatility of 59.87%. On November 11, 2021, 175,000, 150,000, 100,000 and 75,000 Options were granted to AC Still Management Inc., a company controlled by Mr. Still, Mr. Obara, Mr. Pereira and Mr. Dawson, respectively. The following inputs were used by the Corporation in the Black-Scholes pricing model to value Options granted on November 19, 2020: a risk free interest rate of 0.30%; expected life of 2.87 years; and annualized volatility of 57.29%. On November 19, 2020, 110,000, 50,000 and 170,000 Options were granted to Mr. Obara, Mr. Pereira and Mr. Dawson, respectively. The following inputs were used by the Corporation in the Black-Scholes pricing model to value 200,000 Options granted on September 24, 2020 to AC Still Management Inc., a company controlled by Mr. Still: a risk free interest rate of 0.26%; expected life of 2.87 years; and annualized volatility of 56.76%. The following inputs were used by the Corporation in the Black-Scholes pricing model to value Options granted on August 7, 2019: a risk free interest rate of 1.38%; expected life of 2.88 years; and annualized volatility of 57.35%. On August 7, 2019, 225,000, 90,000 and 260,000 Options were granted to Mr. Obara, Mr. Pereira and Mr. Dawson, respectively. All Options vest as to 25% immediately and on each day which is 6, 12 and 18 months from the date of grant.

(3)

Mr. Still is retained according to a consulting agreement with AC Still Management Inc., a private company over which Mr. Still exercises control. Mr. Still served as Executive Vice President, Chief Development Officer of the Corporation from October 1, 2020 to April 1, 2021. On April 1, 2021, Mr. Still was appointed Chief Executive Officer of the Corporation.

(4)

Comprised of 50,000 RSRs granted to AC Still Management Inc., a company controlled by Mr. Still, on November 11, 2021. The fair value of the RSRs at the grant date is calculated using the closing price of $1.83 of the Corporation's common shares on the TSX on November 10, 2021, being the date prior to the date of grant. The RSRs vest as to 25% on each of the dates that are 3, 6, 12 and 18 months from the date of grant.

(5)

Comprised of 50,000 RSRs granted to AC Still Management Inc., a company controlled by Mr. Still, on September 24, 2020. The fair value of the RSRs at the grant date is calculated using the closing price of $2.86 of the Corporation's common shares on the TSX on September 23, 2020, being the date prior to the date of grant. The RSRs vest as to 25% on the date of grant and 25% on each of the dates that are 6, 12 and 18 months from the date of grant.

(6)

Amounts stated reflect the annual salary received by Mr. Obara in his capacity as Chief Financial Officer. Mr. Obara served as a director of the Corporation from September 9, 2009 to May 24, 2018. Mr. Obara did not receive any compensation for services as a former director.

(7)	Represents amounts paid for unused vacation.
(8)

Comprised of 50,000 Restricted GRC Shares issued to each of Mr. Obara and Mr. Dawson on October 19, 2020 and calculated based on the grant date deemed value of US$0.08 per Restricted GRC Share (or CAD$0.10532 per Restricted GRC Share based on a USD/CAD exchange rate of 1.3165 as at October 19, 2020, as posted by the Bank of Canada) (the "Restricted GRC Share Deemed Value"). The Restricted GRC Shares are subject to certain performance conditions. See "Gold Royalty Corp." As of the date hereof, performance based conditions have been satisfied for 33,332 Restricted GRC shares held by each of Mr. Obara and Mr. Dawson.

(9)	Amounts represent bonuses paid in respect of the financial year ended November 30, 2020.
(10)

Comprised of 45,670, 37,166 and 55,389 RSRs granted to Mr. Obara, Mr. Pereira and Mr. Dawson, respectively, on November 25, 2019. The fair value of the RSRs at the grant date is calculated using the closing price of $1.05 of the Corporation's common shares on the TSX on November 22, 2019, being the trading date prior to the date of grant. The RSRs vest as to 50% on each of the dates that are 6 and 12 months from the date of grant.

(11)	Mr. Dawson retired as our Chief Executive Officer effective April 1, 2021. Mr. Dawson did not receive any compensation for services as a director while serving as our Chief Executive Officer.
(12)	Effective April 1, 2021, Mr. Dawson receives compensation only for services as a director.

Performance Graph

The following graph compares the total cumulative return for a Shareholder who invested $100 in common shares of the Corporation for the five-year period beginning on December 1, 2016 through November 30, 2021 with the cumulative total return of the S&P/TSX Composite Index and the S&P/TSX SmallCap Index for the same period.

Our executive compensation is generally linked to initiatives completed year-over-year and our financial performance. Trends in our returns to Shareholders are not generally determinative of total compensation to our NEOs.

Outstanding Share-based Awards and Option-based Awards for NEOs

The following table states the name of each NEO and Option-based and share-based awards outstanding as at November 30, 2021.

	Option-based Awards(1)				Share-based Awards(2)
Name and Principal Position	Number of Securities Underlying Unexercised Options(3) (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The-Money Options(4) ($)	Shares or Units of Shares That Have Not Vested(5) ($)	Market or Payout Value of Share-based Awards That Have Not Vested(6) ($)	Market or Payout Value of Vested Share-based Awards Not Paid Out or Distributed ($)
Alastair Still Chief Executive Officer and former Executive Vice President, Chief Development Officer	175,000 200,000	1.83 2.86	11-Nov-26 24-Sep-25	- -	62,500	127,250	-
Pat Obara Secretary, Chief Financial Officer and former Director	150,000 110,000 225,000 300,000 350,000	1.83 2.88 1.05 0.78 1.69	11-Nov-26 19-Nov-25 07-Aug-24 26-Nov-23 22-Jul-22	- - 137,250 264,000 -	-	-	-
Paulo Valle Pereira Neto President	100,000 50,000 90,000 135,000 150,000	1.83 2.88 1.05 0.78 1.69	11-Nov-26 19-Nov-25 07-Aug-24 26-Nov-23 22-Jul-22	- - 54,900 118,800 -	-	-	-
Garnet Dawson(7) Director and former Chief Executive Officer	75,000 170,000 260,000 350,000 350,000	1.83 2.88 1.05 0.78 1.69	11-Nov-26 19-Nov-25 07-Aug-24 26-Nov-23 22-Jul-22	- - 158,600 308,000 -	-	-	-

Notes:

(1)

Options vesting as to 25% immediately and on each day which is 6, 12 and 18 months from the date of grant. As at November 30, 2021, 193,750, 995,000, 437,500 and 1,106,250 Options held by Mr. Still, through AC Still Management Inc., Mr. Obara, Mr. Pereira and Mr. Dawson, respectively, have vested.

(2)

The "Share-based Awards" consist of RSRs. Each RSR entitles the holder to receive one common share upon the expiry of the restricted periods applicable to the RSRs, as may be determined by the board of directors of the Corporation, during the holder's continual service with the Corporation.

(3)	Each Option entitles the holder to one common share upon exercise.
(4)

The "Value of Unexercised In-The-Money Options" is calculated on the basis of the difference between the closing price of $1.66 of the Corporation's common shares on the TSX on November 30, 2021 and the exercise price of the Options.

(5)

Comprised of RSRs granted to AC Still Management Inc., a company controlled by Mr. Still. RSRs granted on November 11, 2021 vest as to 25% on each of the dates that are 3, 6, 12 and 18 months from the date of grant. RSRs granted on September 24, 2020 vest as to 25% on the date of grant and 25% on each of the dates that are 6, 12 and 18 months from the date of grant.

(6)

For 50,000 RSRs granted on November 11, 2021, the "Market Value of Share-based Awards That Have Not Vested" is calculated using the closing price of $1.83 of the Corporation's common shares on the TSX on November 10, 2021, being the date prior to the date of grant and for 12,500 RSRs granted on September 24, 2020, using the closing price of $2.86 of the Corporation's common shares on the TSX on September 23, 2020, being the date prior to the date of grant. During the financial year ended November 30, 2021, 25,000 RSRs vested and were paid out during the year.

(7)	Mr. Dawson retired as our Chief Executive Officer effective April 1, 2021.
(8)	Does not include Restricted GRC Shares granted to each of Mr. Obara and Mr. Dawson by GRC. See "Gold Royalty Corp."

Incentive Plan Awards – Value Vested or Earned During the Year for NEOs

The table below discloses the aggregate dollar value that would have been realized by a NEO if Options under Option-based awards had been exercised on the vesting date, as well as the aggregate dollar value realized upon vesting of share-based awards by a NEO.

Name and Principal Position	Option-based Awards – Value Vested During the Year(1) ($)	Share-based Awards – Value Vested During the Year ($)
Alastair Still Chief Executive Officer and former Executive Vice President, Chief Development Officer	-	45,500(2)
Pat Obara Secretary, Chief Financial Officer and former Director	74,250	-
Paulo Valle Pereira Neto President	29,700	-
Garnet Dawson(3) Director and former Chief Executive Officer	85,800	-

Notes:

(1)

Value vested during the year is calculated by subtracting the exercise price of the Option (being the market price of the Corporation's shares on the award date) from the market price of the Corporation's shares on the date the Option vested (being the closing price of the Corporation's shares on the TSX on the last trading day prior to the vesting date).

(2)

Consists of 12,500 RSRs which vested on March 24, 2021 at a market price of $2.10 (being the closing price of the Corporation's shares on the TSX on the last trading day prior to the vesting date) and 12,500 RSRs which vested on September 24, 2021 at a market price of $1.54 (being the closing price of the Corporation's shares on the TSX on the last trading day prior to the vesting date).

(3)	Mr. Dawson retired as our Chief Executive Officer effective April 1, 2021.
(4)	Does not include Restricted GRC Shares granted to each of Mr. Obara and Mr. Dawson by GRC. See "Gold Royalty Corp."

The following table sets forth information relating to the compensation securities that were exercised by the NEOs of the Corporation during the most recently completed financial year.

Name and Principal Position	Type of Compensation Security	Number of Underlying Securities Exercised or Issued	Exercise or Issue Price Per Security ($)	Date of Exercise or Issuance	Closing Price per Security on Date of Exercise or Issuance ($)	Difference Between Exercise Price and Closing Price on Date of Exercise ($)	Total Value on Exercise or Issuance Date(1) ($)
Alastair Still Chief Executive Officer and former Executive Vice President, Chief Development Officer	RSR RSR	12,500 12,500	2.86 2.86	24-Sep-21 24-Mar-21	1.54 2.10	N/A N/A	19,250 26,250
Pat Obara Secretary, Chief Financial Officer and former Director	Option	150,000	0.73	29-Mar-21	2.09	1.36	313,500
Paulo Valle Pereira Neto President	Option	150,000	0.73	15-Mar-21	2.19	1.46	328,500
Garnet Dawson Director and former Chief Executive Officer	Option	150,000	0.73	11-Mar-21	2.07	1.34	310,500

Note:

(1)

"Total Value on Exercise or Issuance Date" for RSRs is calculated using the the closing price of the Corporation's shares on the TSX on the last trading day prior to the vesting date and for Options using the closing price of the Corporation's shares on the TSX on the date of exercise.

Pension Plan Benefits

The Corporation does not presently provide any defined benefit or pension plan to its directors, executive officers, employees or consultants.

Termination and Change of Control Benefits

Other than as disclosed below, neither the Corporation nor its subsidiaries have a contract agreement, plan or arrangement that provides for payments to a NEO following or in connection with any change of control of the Corporation or any of its subsidiaries, severance, termination or constructive dismissal.

Consulting Agreement with AC Still Management Inc.

On September 21, 2020, the Corporation entered into a consulting agreement with AC Still Management Inc. ("AC Still") regarding Mr. Still's appointment as an officer of the Corporation and its subsidiaries effective October 1, 2020 (the "AC Still Agreement"). Pursuant to the AC Still Agreement, AC Still, primarily through Mr. Still, provides various consulting services to the Corporation which are in addition to his responsibilities as Chief Executive Officer of the Corporation. In consideration for such services, the Corporation pays to AC Still a fee in the amount of $200,000 per annum (the "AC Still Fee"). The AC Still Fee may, if mutually agreed by the parties, be invoiced separately by AC Still to the Corporation and its subsidiaries. The AC Still Agreement provides that AC Still will be eligible to participate, from time to time, in the incentive compensation plans and other benefit plans of the Corporation, as may be adopted and implemented from time to time on a basis commensurate with Mr. Still's position and responsibilities.

The Corporation may terminate the AC Still Agreement for just cause, without notice or payment in lieu thereof. The Corporation is entitled to terminate the AC Still Agreement without cause by providing sixty days' notice of such termination, at which time, any unvested RSRs held by AC Still shall immediately vest. AC Still may terminate the AC Still Agreement for any reason by providing at least thirty days' advance written notice.

Assuming AC Still's Agreement was terminated by the Corporation without notice or cause effective November 30, 2021, the Corporation would have been required to make a termination payment to AC Still in the aggregate amount of $33,333 and 62,500 unvested RSRs then held by AC Still would have immediately vested.

Director Compensation

The Corporation's directors are entitled to receive remuneration for serving on the board of directors as the board of directors or the Shareholders may from time to time determine, and the Corporation is required to reimburse each director for reasonable expenses that he or she may incur in and about the business of the Corporation. The Corporation's directors may award special remuneration, without confirmation by the Shareholders, to any director undertaking any special services on the Corporation's behalf other than routine work ordinarily required of a director, and such remuneration will be in addition to any other remuneration that such director may be entitled to receive. Unless the Shareholders determine otherwise, the board of directors may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Corporation and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

No director compensation was paid to directors who were members of management of the Corporation.

The following table provides information regarding compensation paid to the directors in our most recently completed financial year.

Name(1)	Fees Earned ($)	Share-based Awards ($)	Option-based Awards(2) ($)	Non-equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total(3) ($)
Amir Adnani	120,000	-	544,910	-	-	-	664,910
David Kong	9,750	-	54,491	-	-	-	64,241
Gloria Ballesta	7,800	-	54,491	-	-	-	62,291
Hon. Herb Dhaliwal	9,600	-	54,491	-	-	-	64,091
Mario Bernardo Garnero	30,123	-	54,491	-	-	-	84,614

Notes:

(1)	Compensation paid to Mr. Dawson is disclosed in the "Summary Compensation Table" and is not reported in the "Director Compensation" table of this Circular.
(2)

The Black-Scholes option valuation model has been used to determine the fair value on the date of grant. The Black-Scholes option valuation is determined using the expected life of the stock option, expected volatility of the common share price, expected dividend yield and risk free interest rate. The Black-Scholes pricing model was used to estimate the fair value as it is the most accepted methodology. The following inputs were used by the Corporation in the Black-Scholes pricing model to value Options granted on November 11, 2021: a risk free interest rate of 1.09%; expected life of 2.87 years; and annualized volatility of 59.87%. On November 11, 2021, 750,000, 75,000, 75,000, 75,000 and 75,000 Options were granted to Mr. Adnani, Mr. Kong, Ms. Ballesta, Mr. Dhaliwal and Mr. Garnero, respectively. The Options vest as to 25% immediately and on each day which is 6, 12 and 18 months from the date of grant.

(3)	Before deduction of applicable taxes.

Outstanding Share-based Awards and Option-based Awards for Directors

The following table states the name of each director and Option-based awards outstanding as at November 30, 2021.

Option-based Awards(1)
Name and Principal Position	Number of Securities Underlying Unexercised Options(2) (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The-Money Options(3) ($)
Amir Adnani Chairman and Director	750,000 150,000 750,000 850,000 475,000	1.83 2.88 1.05 0.78 1.69	11-Nov-26 19-Nov-25 07-Aug-24 26-Nov-23 22-Jul-22	- - 457,500 748,000 -
David Kong Director	75,000 60,000 85,000 85,000	1.83 2.88 1.05 1.69	11-Nov-26 19-Nov-25 07-Aug-24 22-Jul-22	- - 51,850 -
Gloria Ballesta Lead Independent Director	75,000 60,000 45,000 65,000 75,000	1.83 2.88 1.05 0.78 1.69	11-Nov-26 19-Nov-25 07-Aug-24 26-Nov-23 22-Jul-22	- - 27,450 57,200 -
Hon. Herb Dhaliwal Director	75,000 60,000 45,000 75,000	1.83 2.88 1.05 1.69	11-Nov-26 19-Nov-25 07-Aug-24 22-Jul-22	- - 27,450 -
Mario Bernardo Garnero Director	75,000 50,000 45,000 30,000 100,000	1.83 2.88 1.05 0.78 1.21	11-Nov-26 19-Nov-25 07-Aug-24 26-Nov-23 29-Mar-23	- - 27,450 26,400 45,000

Notes:

(1)

Options vesting as to 25% immediately and on each day which is 6, 12 and 18 months from the date of grant. As at November 30, 2021, 2,375,000, 233,750, 248,750, 183,750 and 231,250 Options held by Mr. Adnani, Mr. Kong, Ms. Ballesta, Mr. Dhaliwal and Mr. Garnero, respectively, have vested.

(2)	Each Option entitles the holder to one common share upon exercise.
(3)

The "Value of Unexercised In-The-Money Options" is calculated on the basis of the difference between the closing price of $1.66 of the Corporation's common shares on the TSX on November 30, 2021 and the exercise price of the Options.

(4)	Does not include Restricted GRC Shares granted to Mr. Adnani by GRC. See "Gold Royalty Corp."

Incentive Plan Awards – Value Vested or Earned During the Year for Directors

The table below discloses the aggregate dollar value that would have been realized by a director if Options under Option-based awards had been exercised on the vesting date, as well as the aggregate dollar value realized upon vesting of share-based awards by a director.

Name and Principal Position	Option-based Awards – Value Vested During the Year(1) ($)	Share-based Awards – Value Vested During the Year ($)
Amir Adnani Chairman and Director	247,500	-(2)
David Kong Director	28,050	-
Gloria Ballesta Lead Independent Director	14,850	-
Hon. Herb Dhaliwal Director	14,850	-
Mario Bernardo Garnero Director	14,850	-

Notes:

(1)

Value vested during the year is calculated by subtracting the exercise price of the Option (being the market price of the Corporation's shares on the award date) from the market price of the Corporation's shares on the date the Option vested (being the closing price of the Corporation's shares on the TSX on the last trading day prior to the vesting date).

(2)	Does not include Restricted GRC Shares granted to Mr. Adnani by GRC. See "Gold Royalty Corp."

The following table sets forth information relating to compensation securities exercised by the directors of the Corporation during the most recently completed financial year.

Name and Principal Position	Type of Compensation Security	Number of Underlying Securities Exercised or Issued	Exercise or Issue Price Per Security ($)	Date of Exercise or Issuance	Closing Price per Security on Date of Exercise or Issuance ($)	Difference Between Exercise Price and Closing Price on Date of Exercise or Issuance ($)	Total Value on Exercise or Issuance Date(1) ($)
Amir Adnani Chairman and Director	Options	125,000	0.73	22-Mar-21	2.25	1.52	281,250
David Kong Director	-	-	-	-	-	-	-
Gloria Ballesta Lead Independent Director	Options	35,000	0.73	22-Mar-21	2.25	1.52	78,750
Hon. Herb Dhaliwal Director	Options Options Options	25,000 25,000 15,000	0.78 0.78 0.78	29-Mar-21 07-May-21 20-Jul-21	2.09 1.96 1.55	1.31 1.18 0.77	52,250 49,000 23,250
Mario Bernardo Garnero Director	-	-	-	-	-	-	-

Note:

(1)	"Total Value on Exercise or Issuance Date" is calculated using the closing price of the Corporation's shares on the TSX on the date of exercise.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth the securities authorized for issuance under compensation plans for the financial year ended November 30, 2021.

Plan Category	Class of Securities	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (#)	Weighted-average Exercise Price of Outstanding Options, Warrants and Rights ($)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (#)
Equity compensation plans approved by securityholders(1)	Options RSRs	12,444,150(2) 62,500(3)	$1.64 N/A	2,580,060 2,244,762
Equity compensation plans not approved by security holders	-	-	-	-
TOTAL		12,506,650	$1.64	4,824,822

Notes:

(1)	The Shareholders of the Corporation most recently approved the Option Plan and the Restricted Share Plan on May 23, 2019.
(2)	The maximum number of common shares reserved for issuance under the Option Plan is 10% of the outstanding common shares of the Corporation on a rolling basis.
(3)	The maximum number of common shares reserved for issuance under the Restricted Share Plan is 2,700,000 common shares.

Stock Option Plan

The board of directors of the Corporation first implemented the Option Plan on January 28, 2011, as amended and restated on October 30, 2012, October 11, 2013, October 18, 2016 and April 5, 2019. The Option Plan was originally adopted by the Shareholders of the Corporation on August 31, 2011 and most recently, was ratified and approved by the Shareholders on May 23, 2019. Subject to obtaining (i) Shareholder approval at the Meeting; and (ii) TSX acceptance, on March 14, 2022, the board of directors of the Corporation adopted certain further amendments to the Option Plan. In accordance with the policies of the TSX, a rolling plan requires the approval of the Shareholders every three years. Accordingly, at the Meeting, Shareholders will be asked to consider and, if thought appropriate, approve the Unallocated Options Resolution and the Option Plan Amendments Resolution. For further information, please refer to the sections entitled "Approval of Unallocated Options Under Stock Option Plan" and "Approval of Third Amended and Restated Stock Option Plan".

The purpose of the Option Plan is to attract, retain and motivate qualified directors, officers, employees and consultants of the Corporation and its subsidiaries and to reward them for their contributions toward the goals and success of the Corporation. Pursuant to the terms of the Option Plan, the board of directors may designate directors, officers, employees or consultants of the Corporation or any of its subsidiaries and employees of a person or company which provides management services to the Corporation or any of its subsidiaries eligible to receive Options to acquire such numbers of common shares as the board of directors may determine, each Option so granted being for a term specified by the board of directors up to a maximum of five years from the date of grant. The maximum number of common shares reserved for issuance for Options granted under the Option Plan at any time is 10% of the issued and outstanding common shares in the capital of the Corporation. As of the date hereof, the Corporation had 152,152,454 common shares outstanding and may issue up to a maximum of 15,215,245 common shares pursuant to the Option Plan.

In accordance with its terms, in no case may the grant of Options under the Option Plan result in: (i) the grant to any one individual, within any 12-month period (unless the Corporation has obtained disinterested Shareholder approval) of Options reserving for issuance a number of common shares exceeding in the aggregate 5% of the issued and outstanding common shares; (ii) the grant to all persons engaged by the Corporation to provide investor relations activities, within any twelve month period, of Options reserving for issuance a number of common shares exceeding in the aggregate 2% of the issued and outstanding common shares; or (iii) the grant to any one consultant, in any twelve month period, of Options reserving for issuance a number of common shares exceeding in the aggregate 2% of the issued and outstanding common shares. The Option Plan limits insider participation such that the number of common shares: (i) issuable to Insiders (as defined in the Option Plan) at any time, under all security based compensation arrangements of the Corporation does not exceed 10% of the issued and outstanding common shares of the Corporation; and (ii) issued to Insiders (as defined in the Option Plan) within a twelve-month period, under all security based compensation arrangements of the Corporation does not exceed 10% of the issued and outstanding common shares of the Corporation. Subject to Shareholder approval, the Third Amended and Restated Stock Option Plan limits non-employee director participation such that the maximum equity value which may be granted by the Corporation in any fiscal year to each non-employee director under the Third Amended and Restated Stock Option Plan, together with all of the Corporation's other previously established or proposed share compensation arrangements, may not exceed $150,000 in value calculated using the grant date fair value of such awards for financial reporting purposes, of which the value of Options may not exceed $100,000 per non-employee director. As of the date hereof, 11,902,575 Options are outstanding under the Option Plan, representing 7.8% of the outstanding common shares of the Corporation and 3,312,670 Options are available for grant under the Option Plan, representing 2.2% of the outstanding common shares of the Corporation.

The price at which a holder of Options (an "Optionholder") may purchase common shares upon the exercise of an Option is determined by the board of directors, provided that such exercise price cannot be less than the closing price of the common shares on the last trading day prior to the date on which such Options are granted. Subject to Shareholder approval, the Third Amended and Restated Stock Option Plan provides that Shareholder approval is required to reduce the exercise price of an Option and disinterested Shareholder approval is required to reduce the exercise price of an Option held by an insider of the Corporation. Options granted under the Option Plan may contain vesting provisions at the discretion of the board of directors of the Corporation. If an Option expires during one of the Corporation's self-imposed blackout periods, such Option will automatically be extended for ten business days following expiration of the blackout period.

Subject to certain exceptions, an Option will not be exercisable unless the Optionholder remains an eligible director, officer, employee or consultant of the Corporation or any of its subsidiaries or an employee of a person or company which provides management services to the Corporation or any of its subsidiaries continuously throughout the term of such Option. Should the Optionholder cease to be an eligible director, officer, employee or consultant of the Corporation or any of its subsidiaries or an employee of a person or company which provides management services to the Corporation or any of its subsidiaries during the term of an Option for any reason other than death or cause, the Option will be exercisable for a maximum of ninety days thereafter. If an Optionholder dies during the term of an Option, such Option will be exercisable by the executor or administrator of the Optionholder's estate for a maximum of one year following such death. Should the Optionholder cease to be an eligible director, officer, employee or consultant of the Corporation or any of its subsidiaries or an employee of a person or company which provides management services to the Corporation or any of its subsidiaries as a result of having been dismissed from any such position for cause, all unexercised Options of such Optionholder under the Option Plan shall immediately become terminated and shall lapse, notwithstanding the original term of the Option granted to such Optionholder under the Option Plan. Under the current Option Plan, in the event of a proposal of a change of control, all Options granted shall immediately vest provided that such vesting is not in violation of the current policies of the TSX. Upon consummation of a change of control, the Option Plan shall terminate and any unexercised Options shall also terminate. Subject to Shareholder approval of the Third Amended and Restated Stock Option Plan, such change of control provisions shall be amended to provide for a "double-trigger" such that, that in the event of a change of control, Options granted shall vest only in the event of an Optionholder's termination without cause or resignation for Good Reason (as defined in the Third Amended and Restated Stock Option Plan) within 12 months following a change of control in which case the vesting and exercisability of all Options then held by such Optionholder will be accelerated in full and all Options held by such Optionholder shall expire on the earlier of the date that such Options would otherwise expire and the ninetieth day following the Optionholder's Termination Date (as defined in the Third Amended and Restated Stock Option Plan), unless otherwise provided in the applicable Option agreement. Subject to Shareholder approval, the Third Amended and Restated Stock Option Plan provides that all Options shall be subject to clawback pursuant to any incentive compensation clawback policy adopted by the board of directors from time to time, subject to applicable law.

In no event may the Option under the Option Plan be assigned or transferred, except to the extent that certain rights may pass to a legal representative upon death of an Optionee.

The Option Plan provides for: (i) a "cashless exercise" feature that permits an Optionholder to elect to deliver a copy of irrevocable instructions to a broker to sell the common shares of the Corporation otherwise deliverable upon the exercise of the Options and to deliver to the Corporation an amount equal to the exercise price of the Options against delivery of the common shares of the Corporation to settle the applicable trade; and (ii) a "net exercise" feature that permits an Optionholder to elect to exercise an Option or a portion thereof by surrendering such Option or a portion thereof in consideration for the Corporation delivering common shares of the Corporation to the Optionee but withholding the minimum number of common shares otherwise deliverable in respect of the Options that are needed to pay for the exercise price of such Options.

The board of directors of the Corporation may at any time, in its sole and absolute discretion and without the approval of Shareholders, amend, suspend, terminate or discontinue the Option Plan and may amend the terms and conditions of any Options granted thereunder, subject to: (a) any required approval of any applicable regulatory authority or the TSX; and (b) approval of our Shareholders as required by the rules of the TSX or applicable law, provided that Shareholder approval shall not be required for the following amendments and the board of directors of the Corporation may make changes which may include but are not limited to:

(i)	amendments of a "housekeeping nature";

(ii)

any amendment for the purpose of curing any ambiguity, error or omission in the Option Plan or to correct or supplement any provision of the Option Plan that is inconsistent with any other provision of the Option Plan;

(iii)	an amendment which is necessary to comply with applicable law or TSX requirements;

(iv)	amendments respecting administration and eligibility for participation under the Option Plan;

(v)	changes to terms and conditions on which Options may be or have been granted pursuant to the Option Plan, including changes to the vesting provisions and terms of any Options;

(vi)	amendments which alter, extend or accelerate the terms of vesting applicable to any Options granted pursuant to the Option Plan; and

(vii)	changes to the termination provisions of an Option or the Option Plan which do not entail an extension beyond the original fixed term.

Stock Option Burn Rate

For the financial years ended November 30, 2021, 2020 and 2019, the Corporation's annual burn rate under the Option Plan was 2.02%, 1.85% and 1.95%, respectively.

Financial Year	Number of Options Awarded Under Option Plan During Financial Year (a)	Weighted Average Number of Common Shares Outstanding for Financial Year (b)	Burn Rate ((a)/(b))
2021	3,015,000	149,407,112	2.02%
2020	2,695,000	146,046,711	1.85%
2019	2,691,000	137,873,334	1.95%

Restricted Share Plan

The board of directors of the Corporation implemented the Restricted Share Plan on November 27, 2018. The Restricted Share Plan was approved by the Shareholders of the Corporation on May 23, 2019. In accordance with the policies of the TSX, increases in a plan maximum will be subject to Shareholder approval.

The purpose of the Restricted Share Plan is to attract, retain and motivate qualified employees, directors, management, employees and consultants of the Corporation and the Designated Affiliates (as defined in the Restricted Share Plan) and to reward them for their contributions toward the goals and success of the Corporation. Pursuant to the terms of the Restricted Share Plan, the board of directors may designate directors, management, employees and consultants of the Corporation and the Designated Affiliates eligible to receive RSRs (an "eligible Participant") to acquire such numbers of common shares as the board of directors may determine, each RSR so granted being for a term specified by the board of directors up to a maximum of three years from the date of grant. The Restricted Share Plan provides that RSRs may be granted by the Board to eligible Participants as a discretionary payment in consideration of past services to the Corporation. Each RSR entitles the holder to receive one common share of the Corporation without payment of additional consideration on the later of: (i) the end of a restricted period of time as determined by the board of directors of the Corporation (a "Restricted Period"); and (ii) a date determined by an eligible Participant that is after the Restricted Period (a "Deferred Payment Date"). The maximum number of common shares reserved for issuance for RSRs granted under the Restricted Share Plan is 2,700,000 common shares.

In accordance with its terms, in no case may the grant of RSRs under the Restricted Share Plan result in the grant to any director, who is not also an employee, of RSRs for issuance exceeding $100,000 in any fiscal year and may only be granted in lieu of their cash based annual retainers. The Restricted Share Plan limits insider participation such that the number of common shares: (i) issuable to Insiders (as defined in the Restricted Share Plan), at any time, under all security based compensation arrangements of the Corporation does not exceed 10% of the issued and outstanding common shares of the Corporation; and (ii) issued to Insiders (as defined in the Restricted Share Plan), within a twelve-month period, under all security based compensation arrangements of the Corporation, does not exceed 10% of the issued and outstanding common shares of the Corporation. As of the date hereof, 50,000 RSRs are outstanding under the Restricted Share Plan, representing 0.03% of the outstanding common shares of the Corporation and 2,244,762 RSRs are available for issuance under the Restricted Share Plan, representing 1.5% of the outstanding common shares of the Corporation.

Subject to certain exceptions, RSRs will not be issuable unless the RSRs holder remains an eligible director, senior officer, employee or consultant continuously throughout the Restricted Period of the RSRs. Should the RSR holder cease to be an eligible director, senior officer, employee or consultant of the Corporation during the Restricted Period for any reason other than death, the RSRs shall immediately terminate. If an RSRs holder dies during the term of any RSRs, such common shares underlying the RSRs will be immediately issuable by the Corporation. Except as otherwise may be expressly provided for under the Restricted Share Plan or pursuant to a will or by the laws of descent and distribution, no RSR and no other right or interest of an RSR holder is assignable or transferrable.

If a RSR holder holds RSRs that are subject to a Restricted Period, the board of directors of the Corporation will have the discretion to pay the RSR holder cash equal to any cash dividends declared on the common shares of the Corporation that would be payable on the common shares issuable in accordance with the RSRs at the time such dividends are ordinarily paid to holders of the common shares of the Corporation. The Corporation, at its discretion, may pay such cash dividends, if any, to those RSR holders that hold RSRs that are no longer subject to a Restricted Period, but are exercisable at a Deferred Payment Date.

For eligible employees, vesting upon a change of control contains a double trigger provision. For all other RSR holders, upon a change of control, all their outstanding RSRs will immediately vest, and the common shares underlying the RSRs will be immediately issuable by the Corporation. In the event any Restricted Period expires or a Deferred Payment Date occurs during a self-imposed blackout period, such Restricted Period or Deferred Payment Date will be automatically extended for 48 hours after such blackout period has expired.

The board of directors of the Corporation may from time to time in their absolute discretion amend, modify and change the provisions of the Restricted Share Plan without Shareholder approval, provided that any amendment, modification or change to the provisions of the Restricted Share Plan which would:

(i)	materially increase the benefits under the Restricted Share Plan;

(ii)	increase the number of common shares of the Corporation which may be issued pursuant to the Restricted Share Plan;

(iii)	make any amendment which increases the Non-Employee Director Participation Limit as set out in the Restricted Share Plan;

(iv)	materially modify the requirements as to eligibility for participation in the Restricted Share Plan; or

(v)

make any amendment to the amendment provisions of the Restricted Share Plan so as to increase the ability of the board of directors of the Corporation to amend the Restricted Share Plan without Shareholder approval;

shall only be effective upon such amendment, modification or change being approved by the Shareholders of the Corporation, and if required, by the TSX and any other regulatory authority having jurisdiction over the securities of the Corporation. Any amendment, modification or change of any provision of the Restricted Share Plan shall be subject to approval, if required, by any regulatory authority having jurisdiction over the securities of the Corporation.

Restricted Share Plan Burn Rate

For the financial years ended November 30, 2021, 2020 and 2019, the Corporation's annual burn rate under the Restricted Share Plan was 0.03%, 0.05% and 0.15%, respectively.

Financial Year	Number of Restricted Share Rights Awarded Under the Restricted Share Plan During Financial Year (a)	Weighted Average Number of Common Shares Outstanding for Financial Year (b)	Burn Rate ((a)/(b))
2021	50,000	149,407,112	0.03%
2020	67,750	146,046,711	0.05%
2019	207,488	137,873,334	0.15%

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the Corporation's or the Corporation's subsidiaries' directors, executive officers, employees, former directors, former executive officers, former employees, Nominees, or associates of any of them, is or has been indebted to the Corporation or its subsidiaries, or to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries at any time since the beginning of the most recently completed financial year, and none of the foregoing persons, is indebted to the Corporation or any of its subsidiaries as of the date of this Circular.

MANAGEMENT CONTRACTS

The management functions of the Corporation and its subsidiaries are not performed by a person or persons other than the directors or executive officers of the Corporation.

CORPORATE GOVERNANCE

As a Canadian corporation listed on the NYSE American stock exchange, the Corporation is not required to comply with most of the NYSE American Governance Rules, so long as it complies with Canadian corporate governance practices. In order to claim such an exemption, however, the Corporation must disclose the significant difference between its corporate governance practices and those required to be followed by U.S. domestic companies under the NYSE American Governance Rules. The Corporation has reviewed its corporate governance practices against the requirements of the NYSE American and determined that its corporate governance practices do not differ significantly from those followed by U.S. companies under the NYSE American listing standards for corporate governance. The Corporation has included a description of significant differences in corporate governance practices on the Corporation's website at www.goldmining.com.

The following is a description of the Corporation's corporate governance practices.

Audit Committee

The Audit Committee is comprised of Mr. Kong, Ms. Ballesta and Mr. Dhaliwal. Each member of the Audit Committee is considered "financially literate" as defined in National Instrument 52-110. Each member of the Audit Committee is also considered independent pursuant to National Instrument 52-110, Rule 10A-3 of the Exchange Act and the NYSE American Governance Rules. Mr. Kong is the Chair of the Audit Committee. As required by National Instrument 52-110, information about our Audit Committee is provided in our most recent annual information form dated February 28, 2022, which is available under our SEDAR profile at www.sedar.com and on our website at www.goldmining.com.

Board of Directors

Independence of the Board

The board of directors is currently comprised of six directors, four of whom are independent and two of whom are not independent. Mr. Kong, Ms. Ballesta, Mr. Dhaliwal and Mr. Garnero are considered "independent" as provided by National Instrument 52-110 and the NYSE American Governance Rules. Mr. Adnani and Mr. Dawson are not considered "independent".

Mr. Adnani is not considered independent by virtue of the scope of his involvement with the Corporation. Mr. Dawson is not considered independent by virtue of being the former Chief Executive Officer of the Corporation until April 1, 2021.

The independence of the directors is determined in accordance with National Instrument 52-110, which provides that a director is independent if he or she has no direct or indirect material relationship with the Corporation and its subsidiaries. A "material relationship" is defined to mean a relationship which could, in the view of the board of directors, reasonably interfere with the exercise of a director's independent judgment and includes an indirect material relationship. The Corporation also determines independence of its directors pursuant to the NYSE American Governance Rules. The NYSE Governance Rules provides that no director qualifies as independent unless the board of directors affirmatively determines that the director has no material relationship with the Corporation that would interfere with the exercise of independent judgment.

The Chairman of the board of directors is not independent. However, the board of has appointed Ms. Ballesta, an independent member of the board of directors, as Lead Independent Director. The primary focus of the Lead Independent Director is to provide leadership for the independent directors and ensure that the board of directors' agenda enables it to successfully carry out its duties. The Lead Independent Director chairs all independent director meetings and reports the results of these meetings to the non-independent directors and the Chief Executive Officer. The independent directors are also able to meet at any time without members of management and non-independent directors being present. The independent directors are actively and regularly involved in reviewing the operations of the Corporation, have full access to management and are encouraged to seek the advice of financial, legal or other advisors when necessary. The independent directors discharge their responsibilities for independent oversight of management through their representation on the Board.

Chairman of the Board of Directors

Mr. Adnani, the Chairman of the board of directors is the founder of the Corporation. The Chairman's primary responsibilities include chairing all board of directors meetings, ensuring that the board of directors functions effectively, scheduling meetings, setting agendas and ensuring that the Board meetings are organized properly. The Chairman also ensures that all business required to come before the board of directors is presented to its members in a timely and appropriate manner.

Lead Independent Director

The board of directors has appointed Ms. Ballesta, an independent member of the board of directors, as Lead Independent Director. The Lead Independent Director's primary responsibility is to ensure that the board of directors functions independently of management and to act as principal liaison between the independent directors and the non-independent directors and the Chief Executive Officer. The board of directors has developed a position description for the Lead Independent Director which provides that the Lead Independent Director shall, among other things:

●	in consultation with the Chairman, review and make recommendations with respect to the agenda for Board meetings;
●	ensure that independent directors have the opportunity to meet separately without non-independent directors and members of management of the Corporation;
●	request in camera sessions of the independent directors; and
●	provide leadership for the independent directors and ensure that the board of directors understands its responsibilities and can work cohesively.

The position description of the Lead Independent Director sets out the full description of the responsibilities of the Lead Independent Director and is available on the Corporation's website at www.goldmining.com.

Meetings of the Board and Committees of the Board

The board of directors meets a minimum of four times a year, once every quarter. The board of directors meets as many times as necessary to address all current affairs and business. Each committee of the board of directors meets at least once each year or more frequently as necessary to deal with current business and affairs. The Audit Committee meets at least four times each year.

Independent Directors' Meetings

During the financial year ended November 30, 2021 the independent directors met once. The independent directors meet at least once each year or more frequently as necessary to deal with current business and affairs. The independent directors hold meetings at which non-independent directors and members of management are not in attendance. In order to facilitate open and candid discussion among independent directors, communication among the independent directors also occurs on an informal and ongoing basis as such need arises.

The board of directors' formal committees are comprised entirely of independent directors.

Related Party Transactions

During the financial year ended November 30, 2021, the Corporation incurred $21,000 (year ended November 30, 2020: $46,164) in consulting fees for corporate development consulting services paid to a direct family member of its Chairman. For greater certainty, such family member does not reside in the same residence as the Chairman. The fees paid were for business development services, including introducing the Corporation to various parties in the areas of project generation, corporate finance groups and potential strategic partners, and are within industry standards. As at November 30, 2021, $nil was payable to such related party (November 30, 2020: $3,675).  The Corporation also granted Options to the related party and the fair value of the Options recognized as expense during the year ended November 30, 2021 was $23,398 (year ended November 30, 2020: $216,855), using the Black-Scholes option pricing model.

During the financial year ended November 30, 2021, the Corporation incurred $31,598 (year ended November 30, 2020: $80,538) in general and administrative expenses related to website design, video production, website hosting services and marketing services paid to Blender Media Inc. ("Blender"), a company controlled by a direct family member of its Chairman. For greater certainty, such family member does not reside in the same residence as the Chairman. As at November 30, 2021, $nil was payable to such related party (November 30, 2020: $5,341).

Related party transactions are based on the amounts agreed to by the parties. Our Chairman is a non-independent director. Our Chairman does not serve on any of our board of directors' key committees. Blender is an award-winning design agency and leader of investor marketing in North America. Blender works with over 500 private and publicly traded companies on all major stock exchanges including the NYSE, NASDAQ and TSX.

Attendance Report

The following table sets forth meeting attendance records for each director in the financial year ended November 30, 2021, including each committee of which the director is a member.

Meeting Attendance
Director	Board Meetings	Independent Director Meetings	Audit Committee Meetings	Compensation Committee Meetings	Nominating and Corporate Governance Committee Meetings
Amir Adnani	9/9	-	-	-	-
Garnet Dawson	9/9	-	-	-	-
Mario Bernardo Garnero	9/9	1/1	-	-	2/2
David Kong	9/9	1/1	4/4	1/1	-
Gloria Ballesta	9/9	1/1	4/4	1/1	2/2
Hon. Herb Dhaliwal	8/9	0/1	4/4	0/1	0/2

Directorships

The following director Nominees of the Corporation are also directors of other reporting issuers.

Name of Director / Nominee	Name of Other Reporting Issuer(s)	Exchange
Amir Adnani	Uranium Energy Corp.	NYSE American
	Uranium Royalty Corp.	TSX Venture Exchange and NASDAQ
	Gold Royalty Corp.	NYSE American
Garnet Dawson	Freegold Ventures Limited	Toronto Stock Exchange
David Kong	New Pacific Metals Corp.	Toronto Stock Exchange NYSE American
	Uranium Energy Corp.	NYSE American
	Silvercorp Metals Inc.	Toronto Stock Exchange NYSE American
Gloria Ballesta	Uranium Energy Corp.	NYSE American

Board Mandate

The board of directors does not have a written mandate. In fulfilling its responsibilities, the board of directors is responsible for, among other things: (i) strategic planning for the Corporation; (ii) monitoring of the Corporation's financial performance, financial reporting, financial risk management and oversight of policies and procedures; (iii) reviewing and, where appropriate, approving major corporate actions and internal controls of the Corporation; (iv) assessing risks facing the Corporation and reviewing options for their mitigation; (v) ensuring that the Corporation's business is conducted with the highest standards of ethical conduct and in conformity with applicable laws and regulations; (vi) appointing officers of the Corporation, ensuring that they are qualified for their roles and planning their succession as appropriate from time to time; and (vii) establishing and overseeing committees of the board of directors as appropriate, approving their mandates and approving any compensation of their members.

Position Descriptions

The board of directors of the Corporation have not developed a separate written position description for the Chairman and the Chair of each board committee. Each of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee are comprised entirely of independent directors, which helps ensure that the views of the independent directors are effectively presented on these committees. The role of the Chairman of the board and the Chair of each committee is to preside over all meetings of the board of directors, lead the board of directors or committee in regularly reviewing and assessing the adequacy of its mandate and its effectiveness in fulfilling its mandate, and in the case of the Chairs of each committee, report to the board of directors with respect to the activities of the committee.

The board of directors and the Chief Executive Officer have not developed a written position description for the Chief Executive Officer. However, the Chief Executive Officer's principal duties and responsibilities are for planning the strategic direction of the Corporation, providing leadership to the Corporation, acting as a spokesperson for the Corporation, reporting to Shareholders, and overseeing the executive management of the Corporation.

Orientation and Continuing Education

The board of directors does not have any formal procedures to orient new members of the board of directors nor does it have a formal policy of providing continuing education for directors. When a new director is appointed, he or she has the opportunity to meet other directors, executives, management and employees of the Corporation with orientation tailored to the needs and experience of the new director, as well as the overall needs of the board of directors. New members of the board of directors are provided with information respecting the Corporation and its business and operations.

The Corporation relies upon the advice of its professional advisors to update the knowledge of its board of directors in respect of changes in relevant policies and regulations. A number of directors are also directors of other publicly traded companies and are benefiting from exposure to the boards of directors of such companies. New members of the board of directors are generally selected on the basis of their breadth of experience with respect to the mining business, having regard to the requirements for appropriate skill sets required by the Corporation.

As an ongoing process, the board of directors is to consider executive and management development (including training and monitoring of senior executives and management) to be based mainly on periodic reports from the Compensation and the Nominating and Corporate Governance Committees and the President and Chief Executive Officer. Members of the board of directors are encouraged to communicate with executives, management, auditors and technical consultants to keep themselves current with business and affairs of the Corporation and with respect to developments within the mining industry. Members of the board of directors have free and full access to the Corporation's records at all times.

Ethical Business Conduct

The board of directors has adopted a Code of Conduct which defines the standards and values which the Corporation expects all of its directors, officers and employees to follow in their dealings with stakeholders. The Code of Conduct is available on the Corporation's website at www.goldmining.com.

The board of directors relies upon the selection of directors, officers and employees whom it considers as meeting the highest ethical standards to promote a culture of ethical business conduct. The board of directors has instructed its management and employees to abide by the Code of Conduct and to bring any breaches thereof to the attention of the Chairman of the Audit Committee. The Nominating and Corporate Governance Committee will conduct regular reviews of compliance under the Code of Conduct with a view to updating such policies as necessary to enhance compliance with the Code of Conduct.

The board of directors itself must comply with the conflict of interest provisions of applicable Canadian corporate law, as well as the relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director and executive officer has a material interest. To ensure the foregoing, the board of directors follow a practice whereby any such director or executive officer removes himself or herself during any related board of directors' discussion and does not cast a vote on any matter in respect of which such director or executive officer has a material interest.

Nomination of Directors

The Nominating and Corporate Governance Committee is responsible for making recommendations to the board of directors in respect of the filling of vacancies on the board of directors and as to nominees for the board of directors. On an annual basis, the board of directors reviews its strategies to determine the composition of the board of directors and the appropriate candidates to be put forth for election as directors at annual general meetings. The review takes into account the desirability of maintaining a balance of skills, experience and background required for the discharge of its fiduciary duty to the Corporation. The Nominating and Corporate Governance Committee is comprised entirely of independent directors.

Compensation

The Compensation Committee is appointed by the board of directors to, among other things, discharge the board of directors' responsibilities relating to compensation of the Corporation's directors and officers. The Compensation Committee periodically reviews the adequacy and form of compensation to ensure that it realistically reflects the responsibilities and risks involved in being an effective director or officer and that compensation allows the Corporation to attract qualified candidates. Such review includes an examination of publicly available data as well as independent compensation surveys.

The Compensation Committee annually reviews and approves corporate goals and objectives relevant to the compensation of the Chief Executive Officer, evaluates the Chief Executive Officer's performance in light of those goals and objectives and sets the Chief Executive Officer's compensation level based on this evaluation. The Compensation Committee meets without the presence of other executive officers when approving the Chief Executive Officer's compensation.

The Compensation Committee may also consult with outside, independent, compensation advisory firms, if deemed necessary. The Compensation Committee is comprised entirely of independent directors.

Other Committees of the Board of Directors

Apart from the Audit Committee and the Compensation Committee, the board of directors has established a Nominating and Corporate Governance Committee.

The Nominating and Corporate Governance Committee is comprised of Ms. Ballesta, Mr. Garnero and Mr. Dhaliwal. Each member of the Nominating and Corporate Governance Committee is considered independent pursuant to National Instrument 52-110 and the NYSE American Governance Rules. Ms. Ballesta is the Chair of the Nominating and Corporate Governance Committee.

The Nominating and Corporate Governance Committee is responsible for developing and establishing corporate governance guidelines and practices for the board of directors and the Corporation. The Nominating and Corporate Governance Committee is responsible for assessing the overall effectiveness and composition of the board of directors and providing recommendations to the board of directors for suitable nominations of directors at annual general meetings of Shareholders and the filling of vacancies on the board of directors.

From time to time, when appropriate, ad hoc committees of the board of directors may be appointed by the board of directors. During the financial year ended November 30, 2021, an ad hoc Special Committee was established to review matters relating to GRC and its subsidiaries. The Special Committee was comprised of Mr. Kong, Ms. Ballesta, Mr. Garnero and Mr. Dhaliwal. Each member of the Special Committee is considered independent pursuant to National Instrument 52-110 and the NYSE American Governance Rules.

Assessments

The board of directors is required to establish appropriate practices for the regular evaluation of the effectiveness of the board of directors, its committees and its members. Such assessment considers:

(i)	in the case of the board of directors or a committee of the board of directors, its mandate or charter; and

(ii)	in the case of an individual director, the applicable position description(s), as well as the competencies and skills each individual director is expected to bring to the board of directors.

The Nominating and Corporate Governance Committee is responsible for assessing the effectiveness of the board of directors and the committees of the board of directors. The Nominating and Corporate Governance Committee recommends to the board of directors any changes that would enhance the performance of the board of directors based on a variety of assessment criteria.

The Corporation's board of directors has reviewed Mr. Adnani's commitments on the board of directors of other publicly traded companies and has determined that, given the intercompany relationships between the Corporation and GRC and also between Uranium Energy Corp. and URC, Mr. Adnani's background and experience in the mining industry and the royalty issuer model of GRC and URC, Mr. Adnani currently has sufficient time to devote to the Corporation's affairs to fulfill his responsibilities as a member of the Corporation's board of directors. In making such determination, the board of directors also considered that Mr. Adnani has attended 100% of all board meetings in the last fiscal year and makes valuable contributions at the board level given his background and experience in mining and his role as a founder of the Corporation. The board of directors will continue to monitor Mr. Adnani's ability to contribute to the board of directors in a sufficient manner that aligns with shareholder interests.

Board Renewal

The Corporation does not have a mandatory retirement age or limit on the number of terms that a director may serve. The board of directors recognizes the value of board renewal and the perspectives that new directors can bring and considers these factors when nominating candidates for directorship and conducting assessments of the board of directors' performance. The board of directors balances these interests against the value of having members with corporate and industry-specific knowledge that can be gained through continuous service.

Diversity

The Corporation believes that diverse perspectives enhance its organizational strength, problem solving ability and opportunity for innovation. Furthermore, the Corporation recognizes that diversity of skill and experience is a critical and valuable consideration in the assessment of the board of directors, its composition and prospective nominee candidates as well as the composition of its senior management team. The Corporation has therefore adopted a written Diversity Policy (the "Diversity Policy") promoting diversity within the Corporation and all of its subsidiaries, which encompasses its policy relating to the identification and nomination of: (i) women; (ii) Indigenous peoples; (iii) persons with disabilities; and (iv) members of visible minorities (collectively, "Diversity Groups") as directors and members of senior management (as defined in the Diversity Policy). The Nominating and Corporate Governance Committee has the responsibility for the oversight and implementation of this policy.

The Corporation's Diversity Policy provides that when considering the composition of, and individuals to nominate or hire to, the board of directors and senior management positions, the Nominating and Corporate Governance Committee and the board of directors, as applicable, will consider diversity from a number of aspects, including, but not limited to, gender, age, disability, ethnicity and cultural diversity. The Nominating and Corporate Governance Committee monitors, on an ongoing basis, the implementation and effectiveness of the Diversity Policy, and annually or otherwise when applicable, assesses: (i) the mix of diversity, skill and expertise on the board of directors and in executive officer positions; (ii) measurable objectives set pursuant to the Diversity Policy; and (iii) progress in achieving such measurable objectives. The Corporation's Diversity Policy provides that the Nominating and Corporate Governance Committee will report its assessments to the board which, combined with the oversight by the Nominating and Corporate Governance Committee and ongoing monitoring of representation levels, serves to ensure the implementation of the Diversity Policy.

The Nominating and Corporate Governance Committee takes gender, age, disability, ethnicity, cultural diversity, and skill into consideration as part of its overall recruitment and selection process in respect of potential candidates for the board of directors and executive officer positions. Accordingly, when searching for new directors, executive officers, and members of senior management, the Corporate Governance and Nominating Committee will consider the level of representation of the four designated Diversity Groups on the board of directors and among the Corporation's executive officers and senior management. This will be achieved by monitoring the level of representation of the four designated Diversity Groups on the board of directors, in executive officer and senior management positions. Furthermore, the Corporate Governance and Nominating Committee has made a commitment to the recruitment from Diversity Groups by making the identification of Diversity Group candidates a key search criterion.

While the Diversity Policy allows the Nominating and Corporate Governance Committee to set targets respecting board and executive officer diversity, the Corporation has not adopted a formal target regarding any of the four designated Diversity Groups in director, executive officer or senior management positions. The Corporation believes that diversity is an important factor when identifying candidates for director, executive officer and senior management positions and, to that end, encourages members of the Diversity Groups to apply for open positions. However, the Corporation evaluates diversity as one of a variety of factors when considering a candidate, including their skills, expertise, knowledge, experience and personal characteristics.

The Corporation currently has one female director, representing 16.7% of our total directors, no female executive officers and no female members of senior management. The Corporation currently has five directors that are members of visible minorities, representing 83.3% of our total directors and two executive officers and members of senior management that are visible minorities, representing 66.7% of our total executive officers and senior management. No Indigenous peoples or persons with disabilities currently serve on the Corporation's board of directors or currently hold any executive officer positions within the Corporation. While there are no formal targets to measure against, an assessment of the annual and cumulative progress of the Corporation shows a retention of female and visible minority representation on our board of directors and among our executive officers, maintaining the Corporation's historic levels of representation. The Corporation continues to be committed to ongoing review with respect to the diversity of its directors, executive officers and members of senior management, and will continue to consider the effectiveness of the Diversity Policy on an annual basis. The Diversity Policy is available on the Corporation's website at www.goldmining.com.

Majority Voting Policy

The Corporation has adopted a majority voting policy ("Majority Voting Policy "). The Majority Voting Policy stipulates that if any nominee director receives a majority "withheld" vote at a Shareholders meeting, the board of directors will accept the resignation of such director within 90 days unless the Nominating and Corporate Governance Committee determines that there are exceptional circumstances that should delay the resignation. The Corporation will promptly issue a news release with the board of directors' decision. If the board of directors determines not to accept the resignation, the news release will fully state the reasons for that decision. The Majority Voting Policy is available on the Corporation's website at www.goldmining.com.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed elsewhere herein, none of the directors or executive officers of the Corporation, nor any person who has held such a position since the beginning of the last completed financial year of the Corporation, nor any proposed nominee for election as a director of the Corporation, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed elsewhere herein, no informed person of the Corporation, proposed director of the Corporation or any associate or affiliate of an informed person or proposed director, has any material interest, direct or indirect, in any transaction since the commencement of the Corporation's most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries. For the purposes of this Circular, an "informed person" means: (i) a director or officer of the Corporation; (ii) a director or officer of a person or company that is itself an informed person; or (iii) any person or company who beneficially owns, directly or indirectly, and/or exercises control or direction over voting securities of the Corporation carrying more than 10% of the voting rights attached to all outstanding voting securities of the Corporation.

REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent of the Corporation is Computershare Investor Services Inc., 510 Burrard Street, 3rd Floor, Vancouver, British Columbia V6C 3B9.

OTHER BUSINESS

Management of the Corporation knows of no other matters to come before the Meeting other than as referred to in the Notice of Meeting. However, if any other matter(s) which are not known to management of the Corporation shall properly come before the Meeting, the proxy given pursuant to the solicitation by management of the Corporation will be voted on such matter(s) in accordance with the best judgment of the person(s) voting the proxy.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com and on the Corporation's website at www.goldmining.com. Additional financial information is provided in the Corporation's comparative audited financial statements and management's discussion and analysis (the "MD&A") for the Corporation's most recently completed financial year, which are also available on SEDAR. Shareholders may contact the Corporation to request a paper copy of the Meeting Materials or the Corporation's comparative audited financial statements and MD&A at toll free 1-855-630-1001 (extension 409), or by sending a written request to Suite 1830 – 1030 West Georgia Street, Vancouver, British Columbia, V6E 2Y3, Attention: Chief Financial Officer. There is no cost to Shareholders for requesting a paper copy of the Meeting Materials or the comparative audited financial statements and MD&A.

SHAREHOLDER PROPOSALS

The final date by which the Corporation must receive any proposals from a registered holder or beneficial owner of shares that are entitled to be voted at an annual meeting of Shareholders for any matter proposed to be raised at the next annual meeting of Shareholders is December 23, 2022, subject to the requirements of the CBCA.

SHAREHOLDER NOMINATIONS

The By-Laws of the Corporation include advance notice provisions, whereby Shareholders may nominate a candidate for election as a director of the Corporation. Such notice must be delivered prior to the Meeting and in accordance with the timelines and other requirements set forth in the By-Laws of the Corporation and in writing and proper form to the Corporation at Suite 1830 – 1030 West Georgia Street, Vancouver, British Columbia, V6E 2Y3, Attention: Chief Executive Officer. No nominations were received from the Shareholders for consideration at the Meeting.

APPROVAL OF CIRCULAR

The undersigned hereby certifies that the contents and the sending of this Circular have been approved by the directors of the Corporation.

DATED at Vancouver, British Columbia, Canada, this 23rd day of March, 2022.

BY ORDER OF THE BOARD OF DIRECTORS OF

GOLDMINING INC.

/s/ Amir Adnani
Amir Adnani
Chairman

SCHEDULE "A"

THIRD AMENDED AND RESTATED STOCK OPTION PLAN

OF

GOLDMINING INC.

March 14, 2022

ARTICLE 1

PURPOSE OF PLAN

1.1         The purpose of the Stock Option Plan (the "Plan") of GoldMining Inc. (the "Corporation") is to advance the interests of the Corporation by encouraging the directors, officers, employees and consultants of the Corporation, and of its subsidiaries or affiliates, if any, by providing them with the opportunity, through options, to acquire common shares in the share capital of the Corporation (the "Common Shares"), thereby increasing their proprietary interest in the Corporation, encouraging them to remain associated with the Corporation and furnishing them with additional incentive in their efforts on behalf of the Corporation in the conduct of its affairs.

ARTICLE 2

ADMINISTRATION OF PLAN

2.1         The Plan shall be administered by the board of directors of the Corporation or by a special committee of the directors appointed from time to time by the board of directors of the Corporation pursuant to rules of procedure fixed by the board of directors (such committee or, if no such committee is appointed, the board of directors of the Corporation is hereinafter referred to as the "Board"). A majority of the Board shall constitute a quorum and the acts of a majority of the directors present at any meeting at which a quorum is present, or acts unanimously by consent in writing, shall be the acts of the directors.

2.2         Subject to the provisions of the Plan, the Board shall have authority to construe and interpret the Plan and all option agreements entered into thereunder, to define the terms used in the Plan and in all option agreements entered into thereunder, to prescribe, amend and rescind rules and regulations relating to the Plan and to make all other determinations necessary or advisable for the administration of the Plan. All determinations and interpretations made by the Board shall be binding and conclusive on all Optionees (as defined herein) under the Plan and on their legal personal representatives and beneficiaries.

2.3         Each option to purchase Common Shares granted hereunder may be evidenced by an agreement in writing, signed on behalf of the Corporation and by the Optionee (as defined herein), in such form as the Board shall approve. Each such agreement shall recite that it is subject to the provisions of this Plan.

ARTICLE 3

STOCK EXCHANGE RULES

3.1         All options granted pursuant to this Plan shall be subject to rules and policies of any stock exchange or exchanges on which the Common Shares are then listed and any other regulatory body having jurisdiction (hereinafter collectively referred to as, the "Exchange").

ARTICLE 4

SHARES SUBJECT TO PLAN

4.1         Subject to adjustment as provided in Article 15 hereof, the Common Shares to be offered under the Plan shall consist of authorized but unissued Common Shares of the Corporation. The aggregate number of Common Shares issuable upon the exercise of all options granted under the Plan shall not exceed 10% of the issued and outstanding common shares of the Corporation from time to time. If any option granted hereunder shall expire or terminate for any reason in accordance with the terms of the Plan without being exercised, the unpurchased Common Shares subject thereto shall again be available for the purpose of this Plan.

4.2         The maximum number of Common Shares which may be:

(a)

issuable to Insiders, at any time, under all security based compensation arrangements of the Corporation pursuant to which Common Shares may be issued including, without limitation, this Plan, shall not exceed 10% of the issued and outstanding Common Shares at the time of issuance (on a non-diluted basis); and

(b)

issued to Insiders under the Plan together with all of the Corporation's other previously established or proposed security based compensation arrangements pursuant to which Common Shares may be issued within a twelve-month period shall not exceed 10% of the issued and outstanding Common Shares at the time of issuance (on a non-diluted basis).

4.3            The Board may grant Options to Non-Employee Directors under this Plan, provided that the maximum equity value which may be granted by the Corporation in any fiscal year to each Non-Employee Director under this Plan, together with all of the Corporation's other previously established or proposed share compensation arrangements, shall not exceed $150,000 (subject to inflation) in value calculated using the grant date fair value of such equity awards for financial reporting purposes of which no more than $100,000 of value may comprise Options. "Non-Employee Directors" means members of the Board who, at the time of execution of an option agreement, if applicable, are not officers, senior executives or other employees, or consultants, including by virtue of being directly or indirectly party to a consulting agreement or similar arrangement, of the Corporation, its subsidiaries or an affiliate.

ARTICLE 5

MAINTENANCE OF SUFFICIENT CAPITAL

5.1         The Corporation shall at all times during the term of the Plan keep available such numbers of Common Shares as will be sufficient to satisfy the requirements of the Plan.

ARTICLE 6

ELIGIBILITY AND PARTICIPATION

6.1         Directors, officers, consultants and employees of the Corporation or any of its subsidiaries and employees of a person or company which provides management services to the Corporation or any of its subsidiaries ("Management Company Employees") shall be eligible for selection to participate in the Plan (such persons collectively referred to as the "Optionees" and individually, an "Optionee"). Subject to compliance with applicable requirements of the Exchange, Optionees may elect to hold options granted to them in an incorporated entity wholly owned by them and such entity shall be bound by the Plan in the same manner as if the options were held by the Optionee.

6.2         Subject to the terms hereof, the Board shall determine to whom options shall be granted, the terms and provisions of the respective option agreements, the time or times at which such options shall be granted and vested, and the number of Common Shares to be subject to each option. In the case of employees or consultants of the Corporation or Management Company Employees, the option agreements to which they are a party must contain a representation of the Corporation that such employee, consultant or Management Company Employee, as the case may be, is a bona fide employee, consultant or Management Company Employee of the Corporation or any of its subsidiaries.

6.3         An Optionee who has been granted an option may, if such Optionee is otherwise eligible, and if permitted under the policies of the Exchange, be granted an additional option or options if the Board shall so determine.

ARTICLE 7

EXERCISE PRICE

7.1        The exercise price of Options shall be determined by the Board at the time the Options are granted, but shall not be less than the "market price" of the Common Shares on the last trading day prior to the date on which such options are granted. For purposes of the Option Plan, the "market price" is the last closing price of the Common Shares on the Exchange prior to the date of the grant of the option. In the event that the Common Shares did not trade on the last business day prior to the date of the grant of the option, as the case may be, the market price shall be the volume weighted average trading price of the Common Shares on the Exchange for the five (5) trading days preceding the date of the grant. In the event that the Common Shares are not listed and posted for trading on any exchange, the market price is the fair market value of such shares as determined by the Board in its sole discretion.

7.2        Subject to adjustments under Section 15.1 of this Plan, once the exercise price has been determined by the Board, accepted by the Exchange and the option has been granted, the exercise price of an option may be reduced only upon receipt of Shareholder approval. In the case of options held by Insiders of the Corporation (as defined in the policies of the Exchange), the exercise price of an option may be reduced only if disinterested Shareholder approval is obtained.

ARTICLE 8

NUMBER OF OPTIONED SHARES

8.1        (a)         The number of Common Shares subject to an option granted to any one Optionee shall be determined by the Board, but no one Optionee shall be granted an option which exceeds the maximum number permitted by the Exchange.

(b)         No single Optionee may be granted options to purchase a number of Common Shares equaling more than 5% of the issued Common Shares of the Corporation in any twelve-month period, calculated on the date an option is granted, unless the Corporation has obtained disinterested Shareholder approval in respect of such grant and meets applicable Exchange requirements.

(c)         Options shall not be granted if the exercise thereof would result in the issuance of more than 2% of the issued Common Shares of the Corporation in any twelve-month period to any one Consultant of the Corporation (or any of its subsidiaries), calculated at the date an option is granted to the Consultant.

(d)         Options shall not be granted if the exercise thereof would result in the issuance of more than 2% of the issued Common Shares of the Corporation in any twelve-month period to all persons retained by the Corporation (or any of its subsidiaries) conducting Investor Relations Activities (as such term is defined in the policies of the Exchange), calculated on the date an option is granted to any such person. Options granted to persons performing Investor Relations Activities will contain vesting provisions such that vesting occurs over at least twelve months with no more than ¼ of the options vesting in any three-month period.

ARTICLE 9

DURATION OF OPTION

9.1        Each option and all rights thereunder shall be expressed to expire on the date set out in the option agreement and shall be subject to earlier termination as provided in Articles 11 and 12, provided that in no circumstances shall the duration of an option exceed five years.

9.2        Should the expiry date for an option fall within an interval of time during which the Corporation has determined that one or more Optionees may not trade any securities of the Corporation because they may be in possession of undisclosed material information pertaining to the Corporation or in anticipation of the release of quarterly or annual financials, to avoid potential conflicts associated with applicable securities legislation, (which, for greater certainty, does not include the period during which a cease trade order is in effect to which the Corporation, or in respect of an Insider, that Insider, is subject) (a "Blackout Period"), such expiry date shall be automatically extended without any further act or formality to that day which is the tenth (10th) business day after the end of the Blackout Period, such tenth business day to be considered the expiry date for such option for all purposes under the Plan. The tenth business day period referred to in this Article 9 may not be extended by the Board.

ARTICLE 10

OPTION PERIOD, CONSIDERATION AND PAYMENT

10.1        (a)        The option period shall be a period of time fixed by the Board not to exceed the maximum term permitted by the Exchange, provided that the option period shall be reduced with respect to any option as provided in Articles 11 and 12 covering cessation as a director, officer, consultant, employee or Management Company Employee of the Corporation or any of its subsidiaries or death of the Optionee.

 (b)      Subject to any vesting restrictions imposed by the Exchange, the Board may, in its sole discretion, determine the time during which options shall vest and the method of vesting, or that no vesting restriction shall exist.

 (c)      Subject to any vesting restrictions imposed by the Board, options may be exercised in whole or in part at any time and from time to time during the option period. To the extent required by the Exchange, no options may be exercised under this Plan until this Plan has been approved by a resolution duly passed by the Shareholders of the Corporation.

 (d)       Except as set forth in Articles 11 and 12, no option may be exercised unless the Optionee is at the time of such exercise a director, officer, consultant, or employee of the Corporation or any of its subsidiaries or a Management Company Employee of the Corporation or any of its subsidiaries.

 (e)      The exercise of any option will be contingent upon receipt by the Corporation at its head office of a written notice of exercise, addressed to the Chief Executive Officer of the Corporation, specifying the number of Common Shares with respect to which the option is being exercised, and subject to (f) below, accompanied by cash payment, certified cheque, bank draft or wire transfer for the full purchase price of such Common Shares with respect to which the option is exercised. Certificates for such Common Shares shall be issued and delivered to the Optionee within a reasonable time following the receipt of such notice and payment. Neither the Optionee nor his or her legal representatives, legatees or distributees will be, or will be deemed to be, a holder of any common shares of the Corporation unless and until the certificates for the Common Shares issuable pursuant to options under the Plan are issued to him or her under the terms of the Plan.

(f)         Subject to Board approval, an Optionee may elect, in its sole discretion, to undertake: (i) a "cashless exercise" pursuant to which the Corporation or its designee (including third party administrators) may deliver a copy of irrevocable instructions to a broker engaged for such purposes to sell the Common Shares otherwise deliverable upon the exercise of the Options and to deliver promptly to the Corporation an amount equal to the exercise price of the Options and all applicable required withholding obligations contemplated by Section 20.1 against delivery of the Common Shares to settle the applicable trade; or (ii) a "net exercise" procedure effected by the Optionee surrendering the applicable portion of a then vested and exercisable Option to the Corporation, that number of Common Shares, disregarding fractions, equal to the value of the exercise price of the Options. In connection with such net exercise, the Optionee shall be entitled to receive such number of whole Common Shares (rounded down to the nearest whole number) obtained pursuant to the following formula:

where:

a =  the net number of Common Shares to be issued to the Optionee;

b =  the number of Common Shares under the Option being exercised;

c =  the closing market price of the Common Shares determined as of the day before the date of delivery of the notice of exercise referred to in Subsection 10.1(e); and

d =  the exercise price of the Option;

(g)         In the event of a cashless or net exercise pursuant to Subsection 10.1(f): (i) the Optionee shall comply with Section 20.1 of the Plan with regards to any applicable withholding obligations; and (ii) shall comply with all such other procedures and policies as the Board may prescribe or determine to be necessary or advisable from time to time including prior written consent of the Board, in connection with such exercise. No fractional Common Shares will be issued upon an Optionee making an election pursuant to this Subsection 10.1(g). If the number of Common Shares to be issued to the Optionee in the event of such an election would otherwise include a fraction of a Common Share, the Optionee will have the right to acquire only the next lowest whole number of Common Shares or other security and no payment or other adjustment will be made with respect to the fractional interest so disregarded.

(h)         Notwithstanding any of the provisions contained in this Plan or in any option, any and all obligations of the Corporation whatsoever to issue Common Shares to an Optionee pursuant to the exercise of an option and/or this Plan shall at all times be subject to:

(i)       completion of such registration or other qualification of such Common Shares or obtaining approval of such governmental authority as the Corporation shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;

(ii)     the Corporation being satisfied that the issuance of such Common Shares shall not (whether with notice or the passage of time or both) breach, violate or be contrary to any of its constating documents, partnership agreements, applicable laws, regulations, Exchange rules and policies and agreements to which it is a party;

(iii)    the admission of such Common Shares to listing on any Exchange on which the Common Shares may be then listed; and

(iv)    the receipt from the Optionee of such representations, agreements and undertaking, including as to future dealings in such Common Shares, as the Corporation or its counsel determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction.

In this regard, the Corporation shall, to the extent necessary, take all reasonable steps to obtain such approvals, registrations and qualifications as may be necessary for the issuance of such Common Shares in compliance with applicable securities laws and for the listing of such Common Shares on any Exchange on which the Common Shares are then listed.

ARTICLE 11

CEASING TO BE A DIRECTOR, OFFICER, CONSULTANT OR EMPLOYEE

11.1         Subject to Article 11.2, if an Optionee ceases to be a director, officer, employee, consultant or Management Company Employee of the Corporation or any of its subsidiaries as a result of having been dismissed from any such position for cause, all unexercised option rights of that Optionee under the Plan shall immediately become terminated and shall lapse, notwithstanding the original term of the option granted to such Optionee under the Plan.

11.2         If an Optionee ceases to be either a director, officer, employee, consultant or Management Company Employee of the Corporation or any of its subsidiaries for any reason other than as a result of having been dismissed for cause as provided in Article 11.1 or as a result of the Optionee's death, such Optionee shall have the right for a period of ninety (90) days (or until the normal expiry date of the option rights of such Optionee if earlier) from the date of ceasing to be either a director, employee, consultant or Management Company Employee to exercise his option under the Plan to the extent that the Optionee was entitled to exercise it on the date of ceasing to be either a director, officer, employee, consultant or Management Company Employee. Upon the expiration of such ninety (90) day period all unexercised option rights of that Optionee shall immediately become terminated and shall lapse notwithstanding the original term of the option granted to such Optionee under the Plan.

11.3        If an Optionee engaged in providing Investor Relations Activities to the Corporation ceases to be employed in providing such Investor Relations Activities, such Optionee shall have the right for a period of thirty (30) days (or until the normal expiry date of the option rights of such Optionee if earlier) from the date of ceasing to provide such Investor Relations Activities to exercise his option under the Plan to the extent that the Optionee was entitled to exercise it on the date of ceasing to provide such Investor Relations Activities. Upon the expiration of such thirty (30) day period all unexercised option rights of that Optionee shall immediately become terminated and shall lapse notwithstanding the original term of the option granted to such Optionee under the Plan.

11.4         Nothing contained in the Plan, nor in any option granted pursuant to the Plan, shall as such confer upon any Optionee any right with respect to continuance as a director, consultant, employee or Management Company Employee of the Corporation or of any of its subsidiaries.

11.5         Options shall not be affected by any change of employment of any director, officer, employee, consultant or Management Company Employee.

ARTICLE 12

DEATH OF OPTIONEE

12.1         In the event of the death of any Optionee, the legal representatives of the deceased Optionee shall have the right for a period of one year (or until the normal expiry date of the option rights of such Optionee if earlier) from the date of death of the deceased Optionee to exercise the deceased Optionee's option under the Plan to the extent that it was exercisable on the date of death. Upon the expiration of such period all unexercised option rights of the deceased Optionee shall immediately become terminated and shall lapse notwithstanding the original term of the option granted to the deceased Optionee under the Plan.

ARTICLE 13

RIGHTS OF OPTIONEE

13.1         No person entitled to exercise any option granted under the Plan shall have any of the rights or privileges of a Shareholder of the Corporation in respect of any Common Shares issuable upon exercise of such option until certificates representing such Common Shares shall have been issued and delivered.

ARTICLE 14

PROCEEDS FROM SALE OF SHARES

14.1         The proceeds from the sale of Common Shares issued upon the exercise of options shall be added to the general funds of the Corporation and shall thereafter be used from time to time for such corporate purposes as the Board may determine.

ARTICLE 15

ADJUSTMENTS AND CLAWBACK

15.1      If the outstanding Common Shares of the Corporation are increased, decreased, changed into or exchanged for a different number or kind of shares or securities of the Corporation through re-organization, merger, re-capitalization, re-classification, stock dividend, subdivision or consolidation, an appropriate and proportionate adjustment shall be made by the Board in its discretion in the number or kind of Common Shares optioned and the exercise price per Common Share, in regards to previously granted and unexercised options or portions thereof, and in regards to options which may be granted subsequent to any such change in the Corporation's capital. Adjustments under this Article shall be made by the Board whose determination as to what adjustments shall be made, and the extent thereof, shall be final, binding and conclusive. No fractional shares shall be required to be issued under the Plan on any such adjustment.

15.2       Upon the liquidation or dissolution of the Corporation, the Plan shall terminate, and any options theretofore granted hereunder shall terminate.

15.3      Unless otherwise provided in the applicable option agreement, if within twelve (12) months following a Change of Control, a Optionee's service, consulting relationship or employment, as applicable, with the Corporation, an affiliate or a continuing entity of the Corporation is terminated without cause or the Optionee resigns from his or her employment with or service to the Corporation, an affiliate or a continuing entity of the Corporation for Good Reason, the vesting and exercisability of all Options then held by such Optionee will be accelerated in full and the expiration of any Options shall be the earlier of the date such Options would otherwise expire and the ninetieth (90th) days following the Optionee's Termination Date.

"Change of Control" means, unless the Board determines otherwise, the happening, in a single transaction or in a series of related transactions, of any of the following events (a "Change of Control"):

(a)	a re-organization, merger or consolidation of the Corporation with one or more corporations as a result of which the Corporation is not the surviving corporation;

(b)	the sale of substantially all of the assets or the then outstanding common shares of the Corporation to another person or entity;

(c)	a person or entity, other than the current "control person" of the Corporation (as that term is defined in the Securities Act (British Columbia)), becomes a "control person" of the Corporation; or

(d)

a majority of the directors elected at any annual or extraordinary general meeting of Shareholders of the Corporations are not individuals nominated by the Corporation's then-incumbent board of directors;

"Good Reason" as used in connection with the termination of an Optionee's employment with the Corporation or an affiliate, unless otherwise defined in an option agreement or an employment agreement or other service agreement between the Corporation or an affiliate and an Optionee (which definition shall govern), means: (i) without the express written consent of the Optionee, any material negative change or diminution of the Optionee's authority, duties, reporting relationship, or responsibilities; (ii) any material reduction in the Optionee's base salary, fees or hourly wage, as applicable, provided, however, that any reduction in base salary, fees or hourly wage that applies to all similarly situated employees will not constitute "Good Reason" under this Plan; (iii) a change in the geographic location at which the Optionee must perform his or her services that is 75 kilometres or more from the principal location to which he or she was previously based as provided in his or her employment agreement or other service agreement, if any; or (iv) any material breach by the Corporation or an affiliate of the Optionee's employment agreement or other service agreement, if any, in each case, so long as the Optionee has provided the Corporation or an affiliate with written notice of the acts or omissions constituting grounds for Good Reason within thirty (30) days of the condition first occurring and the Corporation or an affiliate shall have failed to rectify, as determined by the Corporation or an affiliate acting reasonably, any such acts or omissions within thirty (30) days of the Corporation's or an affiliate's receipt of such notice;

"Termination Date" means, unless otherwise defined in the applicable option agreement: (i) with respect to an Optionee who is an employee or officer of the Corporation or an affiliate, such Optionee's last day of active employment, and does not include any period of statutory, reasonable or contractual notice or any period of deemed employment or salary continuance; (ii) with respect to an Optionee who is a consultant, the date such consultant ceases to provide services to the Corporation or an affiliate; and (iii) with respect to a Corporation who is a "Non-Employee Director", the date such person ceases to be a director of the Corporation or a subsidiary, effective on the last day of the Optionee's actual and active Board membership, whether such day is selected by agreement with the individual or unilaterally by the Corporation, and whether with or without advance notice to the Optionee, provided that if a Non-Employee Director becomes an employee of the Company or any of its affiliates, such Optionee's Termination Date will be such Optionee's last day of active employment and does not include any period of statutory, reasonable or contractual notice or any period of deemed employment or salary continuance; and "Terminate" and "Terminated" have corresponding meanings.

15.4      All Options, subject to applicable law, shall be subject to clawback or recoupment pursuant to any compensation clawback or recoupment policy adopted by the Board or required by law during the term of the Optionee's employment or other service with the Corporation that is applicable to employees, directors, consultants or other service providers of the Corporation, and in addition to any other remedies available under such policy and applicable law, may require the cancellation of outstanding Options and the recoupment of any gains realized with respect to Options.

ARTICLE 16

TRANSFERABILITY

16.1       All benefits, rights and options accruing to any Optionee in accordance with the terms and conditions of the Plan are non-assignable and non-transferable.

ARTICLE 17

AMENDMENT AND TERMINATION OF PLAN

17.1    The Board may at any time or from time to time, in its sole and absolute discretion and without the approval of Shareholders of the Corporation, amend, suspend, terminate or discontinue the Plan and may amend the terms and conditions of any options granted hereunder, subject to (a) any required approval of the Exchange and (b) any approval of Shareholders of the Corporation as required by the rules of the Exchange or applicable law, provided that Shareholder approval shall not be required for the following amendments and the Board may make any changes which may include, but are not limited to:

(a)    amendments of a "housekeeping nature";

(b)    amendments for the purpose of curing any ambiguity, error or omission in the Plan or to correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan;

(c)    amendments which are necessary to comply with applicable law or the requirements of the Exchange;

(d)    amendments respecting administration and eligibility for participation under the Plan;

(e)    changes to the terms and conditions on which options may be or have been granted pursuant to the Plan, including changes to the vesting provisions and terms of any options;

(f)    amendments which alter, extend or accelerate the terms of vesting applicable to options granted pursuant to the Plan; and

(g)    changes to the termination provisions of an option or the Plan which do not entail an extension beyond the original fixed term.

If the Plan is terminated, prior options shall remain outstanding and in effect in accordance with their applicable terms and conditions.

ARTICLE 18

NECESSARY APPROVALS

18.1        The ability of an Optionee to exercise options and the obligation of the Corporation to issue and deliver Common Shares in accordance with the Plan is subject to any approvals, which may be required from Shareholders of the Corporation and any regulatory authority or Exchange having jurisdiction over the securities of the Corporation. If any Common Shares cannot be issued to any Optionee for whatever reason, the obligation of the Corporation to issue such Common Shares shall terminate and any option exercise price paid to the Corporation will be returned to the Optionee.

ARTICLE 19

EFFECTIVE DATE OF PLAN

19.1         The Plan has been adopted by the Board subject to the approval of the Exchange and shareholders of the Corporation and, if so approved, subject to the discretion of the Board, the Plan shall become effective upon such approvals being obtained.

ARTICLE 20

WITHHOLDING TAXES

20.1         The Corporation may take such steps as are considered necessary or appropriate for the withholding of any taxes which the Corporation is required by any law or regulation of any governmental authority whatsoever to withhold in connection with this Plan, any Options, the exercise or surrender by an Optionee of any Options or any Common Shares including, without limiting the generality of the foregoing, the withholding of all or any portion of any payment or the withholding of the issue of Common Shares to be issued under the Plan, until such time as the Optionee has paid the Corporation for any amount which the Corporation is required to withhold with respect to such taxes or other amounts. Without limitation to the foregoing, the Board may adopt administrative rules under the Plan which provide for the sale of Common Shares (or a portion thereof) in the market upon the exercise of any Options under the provisions of the Plan to satisfy withholding obligations under the Plan.

ARTICLE 21

INTERPRETATION

21.1         The Plan will be governed by and construed in accordance with the laws of the Province of British Columbia.

21.2         In this Plan, capitalized terms used herein that are not otherwise defined herein shall have the meaning ascribed thereto in the Company Manual of the Toronto Stock Exchange.

21.3        Nothing in this Plan or in any option shall confer upon any director, officer, employee, consultant or Management Company Employee any right to continue in the employ of the Corporation or any of its subsidiaries or affect in any way the right of the Corporation or any of its subsidiaries to terminate his employment at any time; nor shall anything in this Plan or in any option be deemed or construed to constitute an agreement, or an expression of intent, on the part of the Corporation or any of its subsidiaries to extend the employment of any Optionee beyond the time that he would normally be retired pursuant to the provisions of any present or future retirement plan of the Corporation or any of its subsidiaries or beyond the time at which he would otherwise be retired pursuant to the provisions of any contract of employment with the Corporation or any of its subsidiaries.

21.4         Nothing in this Plan or any option shall confer on any Optionee any right to continue providing ongoing services to the Corporation or affect in any way the right of the Corporation or any such entity to terminate his, her or its contract at any time, nor shall anything in this Plan or any option be deemed or construed as an agreement, or an expression of intent, on the part of the Corporation or any such entity to extend the time for the performance of the ongoing services beyond the time specified in the contract with any such entity.

21.5         References herein to any gender include all genders.